    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1995.

                                                      REGISTRATION NO. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                              CERNER CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                              43-1196944
    (STATE OR OTHER JURISDICTIONOF                (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)
                       2800 ROCKCREEK PARKWAY, SUITE 601
                          KANSAS CITY, MISSOURI 64117
                                (816) 221-1024
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                         CLIFFORD W. ILLIG, PRESIDENT
                       2800 ROCKCREEK PARKWAY, SUITE 601
                          KANSAS CITY, MISSOURI 64117
                                (816) 221-1024
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                  COPIES TO:
        PATRICK A. POHLEN, ESQ.               RICHARD G. SWANSON, ESQ.
     STINSON, MAG & FIZZELL, P.C.             DORSEY & WHITNEY P.L.L.P.
          1201 WALNUT STREET                   220 SOUTH SIXTH STREET
      KANSAS CITY, MISSOURI 64106           MINNEAPOLIS, MINNESOTA 55402
            (816) 842-8600                         (612) 340-2600
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                                   PROPOSED
                                                    PROPOSED       MAXIMUM
                                      AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
    TITLE OF EACH CLASS OF            TO BE      OFFERING PRICE    OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED     REGISTERED (2)  PER UNIT (3)    PRICE (3)         FEE
- --------------------------------------------------------------------------------------------
Common Stock, $.01 par value (1)    3,956,000       $31.3125     $123,872,250     $42,715

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Adjusted to give effect to the Company's 2-for-1 stock split in the form of a 100% stock dividend to be distributed on August 4, 1995 to stockholders of record on July 24, 1995.
(2) Includes a maximum of 516,000 shares which may be purchased by the Underwriters to cover over-allotments, if any.
(3) Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and solely for the purpose of calculating the amount of the registration fee, the proposed maximum offering price per unit and proposed maximum aggregate offering price are based on the average of the high and low prices of the Common Stock on July 21, 1995 in the over-the-counter market as quoted on the Nasdaq National Market System.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                   JULY 26, 1995

                                3,440,000 Shares
    LOGO
                                  Common Stock

                                   --------

  Of the 3,440,000 shares of Common Stock offered hereby, 3,200,000 shares are being sold by Cerner Corporation ("Cerner" or the "Company") and 240,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The share numbers give effect to the Company's 2-for-1 stock split in the form of a 100% stock dividend to be distributed on August 4, 1995 to stockholders of record on July 24, 1995.

  The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "CERN." On July 24, 1995, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $63.125 per share ($31.5625 after taking into account the stock split).

                                   --------

  FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" APPEARING ON PAGES 6 AND 7.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                  UNDERWRITING
                                      PRICE      DISCOUNTS AND     PROCEEDS     PROCEEDS TO
                                        TO        COMMISSIONS         TO          SELLING
                                      PUBLIC          (1)        COMPANY (2)    STOCKHOLDERS
- --------------------------------------------------------------------------------------------
Per Share........................  $              $              $              $
- --------------------------------------------------------------------------------------------
Total (3)........................  $              $              $              $
- --------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company, estimated at $400,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 516,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $        ,
    $         and $        , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
August   , 1995.

Alex. Brown & Sons
   INCORPORATED
                Donaldson, Lufkin & Jenrette
                       SECURITIES CORPORATION
                                                               Smith Barney Inc.

                 THE DATE OF THIS PROSPECTUS IS AUGUST   , 1995

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is included for quotation on the Nasdaq National Market, and such reports, proxy statements and other information should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1994; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended April 1, 1995 and July 1, 1995; (iii) the Company's Reports on Form 8-K dated January 5, 1995, July 17, 1995 and July 18, 1995; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 0-15386), including any amendments or reports filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents, except that in no event shall any information included in any such document in response to Item 402(i), (k) or (l) of Regulation S-K be deemed to constitute a part of this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is deemed to be incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: Cerner Corporation, 2800 Rockcreek Parkway, Suite 601, Kansas City, Missouri 64117, Attention: Kim Stevens, (816) 221-1024.

                                --------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  PathNet, RadNet, PharmNet, MSmeds, ProNet, ProNet II, CareNet, MedNet, SurgiNet, MRNet, PowerChart, Power-Vision and Discern Expert are trademarks of the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and gives effect to the Company's 2-for-1 stock split in the form of a 100% stock dividend to be distributed on August 4, 1995 to stockholders of record on July 24, 1995. Unless the context requires otherwise, references herein to Cerner or the Company include Cerner Corporation and its subsidiaries.

                                  THE COMPANY

  Cerner designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis. Cerner systems are designed to automate the process of healthcare by accumulating data on care provided to members/patients, maintaining such data in a member/patient database repository and providing access to such data for users of clinical information across a healthcare system. Cerner's systems are designed and developed using Health Network Architecture ("HNA"), a single architecture. HNA is a unified system for combining clinical and management information applications. HNA allows each participating facility within an integrated healthcare enterprise to access an individual's clinical record at the point of care, to organize it for the specific needs of the physician, nurse, laboratory technician or other care provider on a real-time basis, and to use the information in management decisions to improve the efficiency and productivity of the location and the entire enterprise.

  The Company's products include: (i) process-based systems, which automate clinical care processes throughout and between entities, (ii) repository systems, which capture, sort, present and analyze clinical and process related data and (iii) clinical domain systems, which automate complex clinical processes within specific departments or domains. Cerner markets over 200 product options that complement Cerner's major information systems. At July 1, 1995, the Company had 1,041 system placements with 731 clients, principally for clinical laboratory, blood bank, radiology, pharmacy, internal medicine and other clinical and management applications. Of these clients, 39 had contracted for the use of two or more clinical or management applications in conjunction with ProNet, the Company's proprietary orders management application. It is through the use of ProNet that a client achieves the full benefits of the HNA architecture.

  The cornerstone of Cerner's information systems strategy is HNA, the single architecture around which each of Cerner's products is developed. This highly scalable architecture allows Cerner to meet the clinical and management information requirements of a healthcare delivery system across the continuum of care from the physician practice to the community-wide, integrated healthcare system by allowing its applications to work together as one system. The value of HNA is the creation of systems that "intrarelate" as opposed to being integrated. With "intrarelated" systems, all caregivers can be kept apprised of a patient's condition, allowing the activities of the care team to be more carefully and efficiently orchestrated in an effort to deliver the highest possible quality of care. Cerner's approach to system design is to first understand the intricate processes of providing care and then to design systems that support and streamline those processes.

  The Company's business strategy is (i) to penetrate the integrated healthcare market by providing systems that decrease costs, utilize fewer resources per patient/member encounter, decrease the amount of care required by focusing on preventive measures and increase member populations by attracting additional members through better quality healthcare and services, (ii) to penetrate the physician market by providing systems that can provide the member/patient data repositories and clinical management tools that are required by physicians in the changing healthcare marketplace, (iii) to expand its core business through increased demand from existing clients and providers looking to restructure and reengineer high cost centers, (iv) to remain committed to the Cerner vision of the unified architecture and (v) to expand products and services either through internal development, acquisitions or joint ventures.

  Cerner is a Delaware corporation and was organized in 1980. The Company's principal executive offices are located at 2800 Rockcreek Parkway, Kansas City, Missouri 64117, and its telephone number is (816) 221-1024.

                                  THE OFFERING

Common Stock offered by the
 Company...........................  3,200,000 shares
Common Stock offered by the Selling
 Stockholders......................  240,000 shares
Common Stock to be outstanding
 after the offering................  31,625,458 shares(1)
Use of proceeds....................  For general corporate purposes, including expansion of the Company's client base and
                                     product offerings through continued
                                     internal development, acquisitions or joint
                                     ventures.
Nasdaq National Market symbol......  CERN

- --------
(1) Based upon the number of shares outstanding as of July 1, 1995, excluding 2,648,632 shares reserved as of such date for issuance upon the exercise of outstanding options.

              SUMMARY CONSOLIDATED FINANCIAL AND STATISTICAL DATA
(IN THOUSANDS, EXCEPT PER SHARE, CLIENTS, SYSTEM PLACEMENTS AND ASSOCIATE DATA)

                                  YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED
                         ------------------------------------------ -----------------------
                                                                     JUNE 30,     JULY 1,
                          1990    1991     1992     1993     1994      1994       1995(1)
                         ------- ------- -------- -------- -------- ----------- -----------
                                                                    (UNAUDITED) (UNAUDITED)
STATEMENT OF EARNINGS
 DATA:
 Revenues............... $57,110 $77,240 $101,145 $120,572 $155,917  $ 70,309    $ 92,158
 Operating earnings.....   4,296   8,068   16,587   24,330   33,779    13,395      19,049
 Earnings before income
  taxes.................   4,185   7,552   16,293   24,120   32,451    12,977      18,088
 Net earnings...........   2,636   4,688    9,932   14,558   19,501     7,905      10,725
 Primary earnings per
  share................. $   .10 $   .17 $    .35 $    .50 $    .66  $    .27    $    .36
 Primary weighted
  average shares
  outstanding...........  27,632  26,873   28,681   29,158   29,762    29,699      29,920
                                                                         JULY 1, 1995
                                                                    -----------------------
                                                                                    AS
                                                                      ACTUAL    ADJUSTED(2)
                                                                    ----------- -----------
                                                                    (UNAUDITED) (UNAUDITED)
BALANCE SHEET DATA:
 Working capital...................................................  $ 59,206    $155,009
 Total assets......................................................   179,010     274,813
 Long-term debt, net of current installments.......................    32,781      32,781
 Stockholders' equity..............................................    97,113     192,916
                                        DECEMBER 31,
                         ------------------------------------------  JUNE 30,     JULY 1,
                          1990    1991     1992     1993     1994      1994       1995(1)
                         ------- ------- -------- -------- -------- ----------- -----------
STATISTICAL DATA(3):
 Revenue Backlog:
   Contract(4).......... $11,957 $30,158 $ 36,194 $ 42,183 $ 57,547  $ 46,935    $ 58,806(5)
   Support and
    maintenance(6)......  24,649  32,909   43,149   57,341   77,223    69,070      90,819
                         ------- ------- -------- -------- --------  --------    --------
   Total................ $36,606 $63,067 $ 79,343 $ 99,524 $134,770  $116,005    $149,625
                         ======= ======= ======== ======== ========  ========    ========
 Clients:
   HNA(7)...............       1       6       11       22       31        25          39
   Total(8).............     227     269      322      649      711       690         731
 System Placements(9):
   Process-based
    systems.............       2      11       14       30       52        37          67
   Repository systems...       0       3        6       21       42        28          59
   Clinical domain
    systems(8)..........     254     305      387      764      879       836         915
                         ------- ------- -------- -------- --------  --------    --------
   Total................     256     319      407      815      973       901       1,041
                         ======= ======= ======== ======== ========  ========    ========
 Number of
  associates(10)........     428     505      653      918    1,091     1,038       1,200

- --------
(1) Effective January 1, 1995, the Company changed its fiscal year from a fiscal year ending December 31 of each year to a fiscal year ending on the Saturday nearest to December 31 of each year and changed its fiscal quarters from fiscal quarters ending on the last day of March, June, September and December of each year to fiscal quarters ending on the Saturday nearest to the last day of March, June, September and December of each year.
(2) Adjusted to give effect to the issuance and sale of 3,200 shares of Common Stock offered by the Company hereby at an assumed public offering price of $31.5625 per share and the application of the net proceeds thereof. See "Use of Proceeds."
(3) All statistical data is unaudited and, except for revenue backlog and number of associates, is reported on a cumulative basis.
(4) Represents system sales from signed contracts, which have not yet been recognized as revenue.
(5) At July 1, 1995, $31,320 (53%) of contract backlog of $58,806 related to sales of HNA systems.
(6) Represents contracted software support and hardware maintenance services for a period of twelve months.
(7) An HNA client is a client that has contracted for the Company's ProNet Order Management product and at least two other clinical systems.
(8) Includes clients of Megasource, Inc. from November 1, 1993, the date on which the Company acquired Megasource, Inc.
(9) Includes systems for which the Company has a signed contract.
(10) Associates is the term used by the Company for its employees.

                                  RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

  Variability of Quarterly Operating Results; Seasonality. Based on healthcare industry trends, the Company believes that, in the future, a greater percentage of its revenues may be generated by the sale and installation of larger, more complex, costlier systems. These systems are installed over time periods ranging from approximately six months to three years. The Company recognizes revenue upon the completion of standard milestone conditions. Delays in meeting these milestone conditions or modification of the contracts relating to one or more of these systems could result in a shift of revenue recognition from one quarter to another and could have a material adverse effect on the Company's results of operations for a particular quarter. In addition, the Company's quarterly operating results could be adversely affected by the timing of new product and service introductions and product upgrade releases during a particular quarter. The Company's revenues from system sales historically have been lower in the first quarter of the year and greater in the fourth quarter of the year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Changes in the Healthcare Industry. The healthcare industry is currently undergoing significant changes, including consolidation of healthcare providers to form larger healthcare delivery enterprises as well as market-driven or government initiatives to reform healthcare. The increased bargaining power of these combined enterprises may lead to a reduction in the gross margins of the Company's products, which could have a material adverse effect on the Company's business, financial condition or results of operations. As the number of healthcare delivery enterprises decreases due to further industry consolidation, each sale becomes more significant and competition for such sale is greater. The Company's business, financial condition or results of operations may be materially and adversely affected in the event that the Company is unable to make sales of its systems to healthcare providers that are combining, or replacing or substantially modifying their healthcare information systems. In addition, numerous proposals relating to healthcare reform have been, and additional proposals may be, introduced in the United States Congress and state legislatures. Although the effects of federal and state initiatives for healthcare reform are unknown, the Company believes that competitive factors in the healthcare industry will continue to drive reform of healthcare delivery. The Company cannot predict with any certainty what impact, if any, such market or government initiatives might have on its business, financial condition or results of operations.

  Competition. The market for healthcare information systems is intensely competitive and rapidly changing. The Company believes that the principal competitive factors in this market include the breadth and quality of system and product offerings, the stability of the information systems provider, the features and capabilities of the information systems, the ongoing support for the system, the potential for enhancements and future compatible products, and technical resources. Many of the Company's competitors have greater financial, technical, product development and marketing resources than the Company, and some of these competitors offer products, such as financial, billing and collection systems, not offered by the Company. In addition, other companies with significant technological and other resources may enter the market in which the Company competes. There can be no assurance that future competition will not have a material adverse effect on the Company's business, financial condition or results of operations.

  Rapid Technological Change. The Company's market is characterized by rapidly changing technology and the frequent introduction of new products and product enhancements. The Company's continued success will, therefore, depend upon its ability to keep pace with technological change and to introduce, on a timely and cost-effective basis, new and enhanced products that satisfy changing customer requirements and achieve market acceptance. There can be no assurance that the Company will be able to respond effectively to changes in technology or customer demands.

Moreover, there can be no assurance that the Company's competitors will not develop competitive products, or that any such products will not have an adverse effect upon the Company's business, financial condition or results of operations.

  Dependence on Proprietary Technology; Intellectual Property Rights. The Company relies upon a combination of trade secret, copyright and trademark laws, license agreements, confidentiality procedures, employee nondisclosure agreements and technical measures to maintain the trade secrecy of its proprietary information. The Company has not filed any patent applications or copyrights covering its software technology. Due to the nature of the software, the Company believes that patent, trade secret and copyright protection are less significant than the Company's ability to further develop, enhance and modify its products. There can be no assurance, however, that the Company will be able to prevent misappropriation of the Company's proprietary information.

  Dependence on Key Personnel. The Company depends to a significant extent on key management and technical personnel. The Company's growth and future success will depend in large part on its ability to attract, motivate and retain highly qualified personnel, particularly trained and experienced professionals capable of developing, selling and installing complex healthcare information systems. Competition for such personnel is intense and there can be no assurance that the Company will be successful in hiring, motivating or retaining such qualified personnel. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the Company's business, financial condition or results of operations.

  Government Regulation. The healthcare industry is subject to extensive federal and state regulation governing, among other things, the addition of new services, certain capital expenditures and reimbursement. The effect of future legislation and regulation upon prospective clients may, in certain circumstances, have an adverse effect upon the Company's business, financial condition or results of operations. In addition, the United States Food and Drug Administration (the "FDA") has declared that software products that are intended for the maintenance of data used in making decisions regarding the suitability of blood donors and the release of blood or blood components for transfusion are medical devices under the 1976 Medical Device Amendments to the federal Food, Drug and Cosmetic Act and the Safe Medical Devices Act of 1990. As a consequence, the Company is subject to extensive regulation by the FDA with regard to its blood bank software. To the extent that other Company products are deemed by the FDA to be medical devices, the Company could be subject, depending on the product, to extensive requirements governing pre- and post-marketing conditions, such as device investigation, approval, labeling and manufacturing.

  Product Liability. Certain of the Company's products provide data for use by healthcare providers in providing care to patients. The Company does not maintain insurance with respect to potential claims associated with the use of its products. Although no such claims have been brought against the Company to date, there can be no assurance that such claims will not be made in the future. A successful claim brought against the Company could have a material adverse effect on the Company's business, financial condition or results of operations.

  Possible Volatility of Stock Price. Companies engaged in software, healthcare and high technology businesses frequently experience volatility in the market price of their stocks. The market for the Company's Common Stock may experience significant price and volume fluctuations in response to factors such as variations in quarterly results of operations, announcements of technological innovations or new products by the Company or its competitors, governmental regulatory action, healthcare reform measures, acquisitions, disputes with respect to proprietary rights, general trends in the industry and overall market conditions.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,200,000 shares of Common Stock offered by the Company are estimated to be $95,803,000 ($111,315,000 if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $31.5625 per share. The Company will use the proceeds from the sale of the shares of Common Stock offered hereby for general corporate purposes, including expansion of the Company's client base and product offerings through continued internal development, acquisitions or joint ventures. The Company currently has no commitments or agreements with respect to any future acquisitions. Pending such uses, the net proceeds may be used to reduce amounts outstanding under the Company's revolving credit facility or be invested in short-term, interest-bearing securities or money market funds. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data which have been derived from the consolidated financial statements of Cerner Corporation and its subsidiaries as of and for the years ended December 31, 1990 through 1994. The financial statements as of and for the years ended December 31, 1990 through 1994 have been audited by KPMG Peat Marwick LLP. The financial statements as of and for the six-month periods ended June 30, 1994 and July 1, 1995 are unaudited. The Company's Statement of Earnings Data for each of the years in the three-year period ended December 31, 1994 and the Balance Sheet Data as of December 31, 1993 and 1994 should be read in conjunction with and are qualified in their entirety by the Consolidated Financial Statements and related notes included elsewhere and incorporated by reference in this Prospectus. The amounts presented below give effect to the Company's 2-for-1 stock split in the form of a 100% stock dividend to be distributed on August 4, 1995 to stockholders of record on July 24, 1995.

                                  YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED
                         ------------------------------------------ -----------------------
                                                                     JUNE 30,     JULY 1,
                          1990    1991     1992     1993     1994      1994       1995(1)
                         ------- ------- -------- -------- -------- ----------- -----------
                                                                    (UNAUDITED) (UNAUDITED)
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS
 DATA:
 Revenues:
   System sales......... $41,132 $54,147 $ 71,586 $ 84,024 $108,322   $48,376     $65,322
   Support and
    maintenance.........  14,191  20,898   26,664   33,200   41,322    19,765      23,362
   Other................   1,787   2,195    2,895    3,348    6,273     2,168       3,474
                         ------- ------- -------- -------- --------   -------     -------
     Total revenues.....  57,110  77,240  101,145  120,572  155,917    70,309      92,158
                         ------- ------- -------- -------- --------   -------     -------
 Costs and expenses:
   Cost of revenues.....  30,132  39,407   44,818   43,921   46,426    21,600      26,286
   Sales and client
    service.............  11,331  14,660   20,067   28,248   39,857    19,073      23,991
   Software development.   8,143  10,562   12,962   16,000   22,688    10,477      15,053
   General and
    administrative......   3,208   4,543    6,711    8,073   13,167     5,764       7,779
                         ------- ------- -------- -------- --------   -------     -------
     Total costs and
      expenses            52,814  69,172   84,558   96,242  122,138    56,914      73,109
                         ------- ------- -------- -------- --------   -------     -------
 Operating earnings.....   4,296   8,068   16,587   24,330   33,779    13,395      19,049
 Interest expense, net..     111     516      294      210    1,328       418         961
                         ------- ------- -------- -------- --------   -------     -------
 Earnings before income
  taxes.................   4,185   7,552   16,293   24,120   32,451    12,977      18,088
 Income taxes...........   1,549   2,864    6,361    9,562   12,950     5,072       7,363
                         ------- ------- -------- -------- --------   -------     -------
 Net earnings........... $ 2,636 $ 4,688 $  9,932 $ 14,558 $ 19,501   $ 7,905     $10,725
                         ======= ======= ======== ======== ========   =======     =======
 Primary earnings per
  share................. $   .10 $   .17 $    .35 $    .50 $    .66   $   .27     $   .36
                         ======= ======= ======== ======== ========   =======     =======
 Primary weighted
  average shares
  outstanding...........  27,632  26,873   28,681   29,158   29,762    29,699      29,920

                                         DECEMBER 31,
                           -----------------------------------------   JULY 1,
                            1990    1991    1992     1993     1994     1995(1)
                           ------- ------- ------- -------- -------- -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:                           (IN THOUSANDS)
 Working capital.........  $19,461 $22,588 $30,522 $ 42,603 $ 52,370  $ 59,206
 Total assets............   44,175  56,155  66,667  104,910  156,410   179,010
 Long-term debt, net of
  current installments...    7,729   7,982   8,310   10,354   30,235    32,781
 Stockholders' equity....   22,728  27,517  38,643   64,230   85,777    97,113

- --------
(1) Effective January 1, 1995, the Company changed its fiscal year from a fiscal year ending December 31 of each year to a fiscal year ending on the Saturday nearest to December 31 of each year and changed its fiscal quarters from fiscal quarters ending on the last day of March, June, September and December of each year to fiscal quarters ending on the Saturday nearest to the last day of March, June, September and December of each year.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following table shows the percentage of total revenues represented by various expense categories reflected in the Company's Consolidated Statement of Earnings.

                                               YEAR ENDED          SIX MONTHS
                                              DECEMBER 31,           ENDED
                                            -------------------  --------------
                                                                          JULY
                                                                 JUNE 30,  1,
                                            1992   1993   1994     1994   1995
                                            -----  -----  -----  -------- -----
Total revenues............................. 100.0% 100.0% 100.0%  100.0%  100.0%
Costs and expenses:
  Cost of revenues.........................  44.4   36.4   29.7    30.8    28.6
  Sales and client service.................  19.8   23.4   25.6    27.1    26.0
  Software development.....................  12.8   13.3   14.6    14.9    16.3
  General and administrative...............   6.6    6.7    8.4     8.2     8.4
                                            -----  -----  -----   -----   -----
    Total costs and expenses...............  83.6   79.8   78.3    81.0    79.3
                                            -----  -----  -----   -----   -----
Operating earnings.........................  16.4   20.2   21.7    19.0    20.7
Interest expense, net......................   0.3    0.2    0.9     0.6     1.1
                                            -----  -----  -----   -----   -----
Earnings before income taxes...............  16.1   20.0   20.8    18.4    19.6
Income taxes...............................   6.3    7.9    8.3     7.2     8.0
                                            -----  -----  -----   -----   -----
Net earnings...............................   9.8%  12.1%  12.5%   11.2%   11.6%
                                            =====  =====  =====   =====   =====

 Six Months Ended July 1, 1995 Compared to Six Months Ended June 30, 1994

  The Company's revenues increased 31% from $70,309,000 for the six-month period ended June 30, 1994 to $92,158,000 for the six-month period ended July 1, 1995. Net earnings increased 36% from $7,905,000 in the 1994 period to $10,725,000 for the 1995 period.

  In the 1995 period, revenues increased due to an increase in system sales and support of installed systems. System sales increased 35% from $48,376,000 for the six-month period ended June 30, 1994 to $65,322,000 for the corresponding period in 1995. This increase in system sales resulted principally from an increase in installations under HNA contracts and additional hardware and software sales to the Company's existing client base. HNA contracts comprised 44% of total system sales in the first six months of 1995 compared to 33% for the same period in 1994. An HNA contract is an initial contract that includes the Company's ProNet Order Management product and at least two other clinical systems, or a contract that brings an existing client to this level. ProNet Order Management gives clients the ability to access the full "intrarelationship" of the Company's HNA products. The sale of additional hardware and software products to the installed client base increased 58% in the first six months of 1995 over the same period in 1994.

  At July 1, 1995, the Company had $58,806,000 in contract backlog and $90,819,000 in support backlog, compared to $46,935,000 in contract backlog and $69,070,000 in support and maintenance backlog at June 30, 1994. The HNA contracts signed in 1994 and in the first six months of 1995 will contribute significantly to future revenues and margin due to the relatively large amount of revenue generated by such contracts, which is recognized over a longer time period for HNA contracts than for other products offered by the Company.

  Support and maintenance revenues increased 18% from $19,765,000 during the first six months of 1994 to $23,362,000 during the same period in 1995. This increase was due primarily to the increase in the Company's installed and converted client base. The number of clients converted and paying monthly software support fees was 570 at July 1, 1995, compared to 530 at June 30, 1994. The number of clients paying monthly hardware maintenance fees was 297 at July 1, 1995, compared to 268 at June 30, 1994.

  Other revenues increased 60% from $2,168,000 in the first half of 1994 to $3,474,000 in the same period of 1995. This increase was due primarily to real estate lease revenues from the rental to outside tenants of space in the Company's headquarters complex not currently being utilized by the Company.

  The cost of revenues includes the cost of computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to manufacturers. The cost of revenue was 29% of total revenues in the first six months of 1995 and 31% of total revenues in the comparable period in 1994. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, and support) components carrying different margin rates changes from period to period. The decrease in the cost of revenue as a percent of total revenues resulted principally from an increase in multi-product projects which carry a lower cost of revenue percentage.

  Sales and client service expenses include salaries of client service personnel, communications expenses and travel expenses. Also included are sales and marketing salaries, trade show costs and advertising costs. These expenses as a percent of total revenues were 26% and 27% in the first half of 1995 and 1994, respectively. The increase in total sales and client service expenses from $19,073,000 in 1994 to $23,991,000 in 1995 was attributable to the cost of a larger regional field sales and service organization, marketing of new products and international marketing initiatives.

  Software development expenses include salaries, documentation and other direct expenses incurred in product development, as well as amortization of software development costs previously capitalized. Total expenditures for software development, including both capitalized and noncapitalized portions, for the first half of 1995 and 1994 were $16,717,000 and $12,575,000, respectively. These amounts exclude amortization of previously capitalized expenditures. Capitalized software costs were $4,633,000 and $3,918,000 for the first six months of 1995 and 1994, respectively. The increase in aggregate expenditures for software development in 1995 was due to development of clinical information system products to complement the Company's existing product line.

  General and administrative expenses include salaries for corporate, financial, and administrative staffs, utilities, communications expenses, and professional fees. These expenses as a percent of total revenues were 8% in the first six months of both 1995 and 1994.

  Net interest expense was 130% higher in the first half of 1995 than in the same period in 1994. This increase in interest expense was due to interest costs associated with the $30,000,000 principal amount of 8.30% Senior Notes issued by the Company in July 1994 to refinance the purchase of the Company's headquarters complex and to finance capital improvements to the complex. The higher interest expense was offset by a reduction in the Company's rent expense and an increase in lease revenues from the rental to outside tenants of space in the Company's headquarters complex not currently being utilized by the Company.

  The Company's effective tax rates were 41% and 39% for the first six months of 1995 and 1994, respectively.

 Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  The Company's revenues increased 29% from $120,572,000 in 1993 to $155,917,000 in 1994. Net earnings increased 34% from $14,558,000 in 1993 to
$19,501,000 in 1994.

  In 1994, revenues increased due to an increase in system sales and support of installed systems. System sales increased 29% from $84,024,000 in 1993 to $108,322,000 in 1994. The sale of additional hardware and software products to the installed client base increased 40% in 1994 compared to 1993.

  The Company has experienced a significant increase in the number of clients that have purchased two or more clinical system units in their initial contract, or clients from the installed base that purchase one or more system units subsequent to their initial contract. Total sales to the installed base in 1994, including new systems, incremental hardware and software and recurring and discrete services, were 73% of total revenues in 1994 compared to 63% in 1993.

  A significant amount of the 1994 and 1993 system sales revenue was in backlog at the beginning of the respective year, including portions of HNA contracts that had been signed in prior years. At the end of 1994, the Company had $57,547,000 in contract backlog and $77,223,000 in support and maintenance backlog, compared to $42,183,000 in contract backlog and $57,341,000 in support and maintenance backlog at the end of 1993.

  Support and maintenance revenues increased 24% from $33,200,000 during 1993 to $41,322,000 during 1994. These revenues represented 27% of 1994 total revenues compared to 28% of 1993 total revenues. The number of clients converted and paying monthly software support fees was 581 at the end of 1994 compared to 527 at the end of 1993. These numbers include clients of Megasource, Inc., which the Company acquired on November 1, 1993. The average support fee for the Megasource clients is significantly lower than the average support fee for the Company's other clients. The number of clients installed and paying monthly hardware maintenance fees was 290 at the end of 1994, compared to 275 at the end of 1993.

  Other revenues increased 87% from $3,348,000 in 1993 to $6,273,000 in 1994. This increase was due primarily to real estate lease revenues from the rental to outside tenants of space in the Company's headquarters complex not currently being utilized by the Company and certain international activities.

  The cost of revenues was 30% of total revenues in 1994 compared to 36% of total revenues in 1993. This percentage for 1994 was affected positively by three factors. First, system sales reflected an increase of multi-product projects, which carry a lower cost percentage. Second, the cost of support and maintenance decreased as more systems were converted and the client began paying support. Third, the incremental hardware and software sold to existing clients had a larger software component.

  Sales and client service expenses as a percent of total revenues were 26% in 1994 compared to 23% in 1993. The increase in total sales and client service expenses from $28,248,000 in 1993 to $39,857,000 in 1994 was attributable to the cost of a larger regional field sales and services organization, marketing of new products and international marketing initiatives.

  Total expenditures for software development, including both capitalized and noncapitalized portions, for 1994 were $26,897,000 compared to $19,432,000 for 1993. These amounts exclude amortization of previously capitalized expenditures. Capitalized software costs were $8,131,000 for 1994 compared to $6,181,000 for 1993. This increase in aggregate expenditures for software development in 1994 was due to the development of more clinical information system products to complement the Company's existing product line.

  General and administrative expenses as a percent of total revenues were 8% for 1994 compared to 7% for 1993.

  Net interest expense was considerably higher in 1994 than in 1993. This increase in interest expense was due to financing the purchase of the Company's headquarters complex. This higher interest expense was offset by a reduction in the Company's rent expense and an increase in lease revenues from the rental to outside tenants of space in the Company's headquarters complex not currently being utilized by the Company.

  The Company's effective tax rate was 40% for both 1994 and 1993.

 Year Ended December 31, 1993 Compared to Year Ended December 31, 1992

  The Company's revenues increased 19% from $101,145,000 in 1992 to $120,572,000 in 1993. Net earnings increased 47% from $9,932,000 in 1992 to
$14,558,000 in 1993.

  In 1993, revenues increased 17% due to an increase in system sales and support of installed systems. System sales increased from $71,586,000 in 1992 to $84,024,000 in 1993. The increase in 1993 was due primarily to the relatively larger software component of the 1993 sales. A significant amount of the 1993 and 1992 system sales revenue was in the backlog at the beginning of the respective years. The sale of additional hardware and software products to the installed client base increased by 9% in 1993 compared to 1992.

  Total sales to the installed base in 1993, including new systems, incremental hardware and software, and recurring and discrete services, were 63% of total revenues in 1993 compared to 51% in 1992.

  At the end of 1993, the Company had $42,183,000 in contract backlog and $57,341,000 in support and maintenance backlog compared to $36,194,000 in contract backlog and $43,149,000 in support and maintenance backlog at the end of 1992.

  Support and maintenance revenues increased 25% from $26,664,000 in 1992 to $33,200,000 in 1993. These revenues represented 28% of 1993 total revenues and 26% of 1992 total revenues. The number of clients converted and paying monthly software support fees was 527 at the end of 1993 compared to 264 at the end of 1992. The numbers for 1993 include clients of Megasource, Inc., which the Company acquired on November 1, 1993. The number of clients installed and paying monthly hardware maintenance fees was 275 at the end of 1993 and 234 at the end of 1992.

  Other revenues increased 16% from $2,895,000 in 1992 to $3,348,000 in 1993. This increase was due primarily to international activities.

  The cost of revenues was 36% of total revenues in 1993 and 44% in 1992. The percentage for 1993 was affected positively by three factors. First, system sales reflected an increase of multi-product projects, which carry a lower cost percentage. Second, the cost of support and maintenance decreased as more systems were converted and the client began paying support. Third, the incremental hardware and software sold to existing clients had a larger software component.

  Sales and client service expenses as a percent of total revenues were 23% and 20% in 1993 and 1992, respectively. This increase in total sales and client service expenses from $20,067,000 in 1992 to $28,248,000 in 1993 was attributable to the cost of a larger field sales and service organization, marketing of new products and international marketing initiatives.

  Total expenditures for software development, including both capitalized and noncapitalized portions, for 1993 and 1992 were $19,432,000 and $14,522,000, respectively. These amounts exclude amortization of previously capitalized expenditures. Capitalized software costs were $6,181,000 and $4,098,000 for 1993 and 1992, respectively. This increase in aggregate expenditures for software development in 1993 was due to development of more clinical information system products to complement the Company's existing product line.

  General and administrative expenses as a percent of total revenues were 7% for both 1993 and 1992.

  The Company's effective tax rates were 40% and 39% for 1993 and 1992, respectively.

 Quarterly Results of Operations

  The following table sets forth certain unaudited quarterly financial data for 1993 and 1994 and the first two quarters of fiscal 1995. In the opinion of the Company, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results for the period set forth. The results for any quarter are not necessarily indicative of results for any future period.

                                        1993                              1994                     1995
                                    QUARTER ENDED                     QUARTER ENDED            QUARTER ENDED
                          --------------------------------- --------------------------------- ---------------
                          MARCH 31 JUNE 30 SEPT. 30 DEC. 31 MARCH 31 JUNE 30 SEPT. 30 DEC. 31 APRIL 1 JULY 1
                          -------- ------- -------- ------- -------- ------- -------- ------- ------- -------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................  $24,137  $29,834 $32,334  $34,267 $30,515  $39,795 $40,933  $44,674 $43,192 $48,967
Operating earnings......    4,370    5,594   6,901    7,466   4,808    8,587   8,796   11,589   8,285  10,764
Earnings before income
 taxes..................    4,320    5,568   6,809    7,423   4,724    8,253   8,387   11,087   7,817  10,271
Net earnings............    2,560    3,314   4,072    4,612   3,002    4,903   5,069    6,527   4,541   6,184
Primary earnings per
 share..................  $   .09  $   .11 $   .14  $   .16 $   .10  $   .17 $   .17  $   .22 $   .15 $   .21
Primary weighted average
 shares outstanding.....   29,008   28,920  29,100   29,528  29,732   29,648  29,714   29,864  29,892  29,942

  The Company's quarterly revenues and net earnings historically have been variable and cyclical. This variability is attributable primarily to new client contracts signed and the number and size of project milestone conditions satisfied in any fiscal quarter. The Company believes that this cyclicality results primarily from increased client commitments in the fourth quarter resulting from clients' spending their remaining budget allocations at year-end and to decreased client commitments in the first quarter as clients' budget allocations are being developed. The Company expects the fluctuation in quarterly financial results to continue.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's liquidity position remains strong, with total cash and cash equivalents of $18,531,000 and working capital of $59,206,000 at July 1, 1995, compared to cash and cash equivalents of $15,305,000 and working capital of $52,370,000, at December 31, 1994. The Company historically has financed its capital expenditures (other than the purchase of its headquarters complex and anticipated related capital improvements), and working capital needs from internally generated funds and bank borrowings.

  The Company generated cash of $13,564,000 and $8,820,000 from operations in the first six months of 1995 and 1994, respectively. The Company has $18,000,000 of long-term, revolving credit from banks. At July 1, 1995, the Company had $15,390,000 available under its line of credit.

  Revenues provided under the Company's support and maintenance agreements represent recurring cash flows. The Company's revenue backlog at July 1, 1995 includes $90,819,000 representing twelve months of equipment maintenance and software support associated with signed contracts.

  In April 1994, the Company purchased its headquarters complex. The purchase was financed initially by a term loan for $17,425,000, with the remainder provided by additional borrowing under the Company's revolving line of credit. In July 1994, the Company issued $30,000,000 in Senior Notes bearing an interest rate of 8.30% maturing on August 1, 2004. The proceeds of the Senior Notes were used to repay the term loan and reduce the outstanding borrowings under the revolving line of credit. The remaining proceeds will be used for capital improvements to the headquarters complex.

  The Company believes its present cash and cash equivalent position, together with cash generated from operations and available under its current bank borrowing facility, will be sufficient to meet anticipated cash requirements during the next 12 months.

                                    BUSINESS

GENERAL

  Cerner designs, develops, markets, installs and supports member/patient-focused clinical and management information systems that are capable of being implemented on an individual, combined or enterprise-wide basis. Cerner systems are designed to automate the process of healthcare by accumulating data on care provided to members/patients, maintaining such data in a member/patient database repository and providing access to such data for users of clinical information across a healthcare system. Cerner's systems are designed and developed using the Health Network Architecture ("HNA"), a single architecture. HNA is a unified system for combining clinical and management information applications. HNA allows each participating facility within an integrated healthcare enterprise to access an individual's clinical record at the point of care, to organize it for the specific needs of the physician, nurse, laboratory technician or other care provider on a real-time basis, and to use the information in management decisions to improve the efficiency and productivity of the location and the entire enterprise.

HEALTHCARE INDUSTRY

  The dramatic increase in healthcare costs in the United States, which historically were based on a fee-for-service model, has caused significant changes in the healthcare industry. Managed care organizations and other payers have developed alternative payment models to control costs, including procedure-based cost limits, contractually approved providers and capitation (a fixed monthly fee per member in payment for all required services). The result has been a continuing shift of financial risk from the payer to both the physician provider and the institutional provider (hospitals, clinics, long-term care, subacute providers and rehabilitative care centers). In response, institutional providers are aligning with one another and with physician groups to form Integrated Delivery Systems ("IDSs"), and IDSs are aligning with payer organizations to form Integrated Health Organizations ("IHOs"), in each case in an effort to compete more effectively in the changing healthcare environment.

  The changes occurring in the healthcare industry have resulted in changes in the needs for clinical and management information systems by hospitals, physicians, managed care organizations and integrated delivery systems. Hospitals' information requirements have become more complex as cost containment pressures have driven the needs for efficiency and process automation while the increasing number of relationships they have with other providers requires additional sophistication. As physicians combine into a variety of provider configurations, management structures and incentive plans, they are increasingly utilizing member/patient focused information systems to improve quality and efficiency for their growing practices and physician networks, to develop the data necessary to compete for contracts with payers and to be able to share the financial risks of healthcare delivery. Managed care organizations are increasingly recognizing the value of process-oriented and clinically-driven information as it relates to understanding and improving the health of their members. Information system requirements for IDSs and IHOs encompass many of the same needs as hospitals, physicians and managed care organizations. Many IDSs and IHOs are becoming aggressively involved with institutional providers and physicians in various relationships where information sharing and process automation are paramount. Many of these larger, more complex organizations are seeking closer relationships with suppliers that can provide comprehensive information systems solutions. Information system requirements for IDSs and IHOs include integrated process-based systems for clinical domains, data repositories and applications for physicians and management teams.

HEALTHCARE INFORMATION SYSTEMS INDUSTRY

  Healthcare information systems are evolving to meet the needs of a changing marketplace. Initially, computer systems developed for use in healthcare were financially oriented, with a focus on the ability to capture charges and generate patient bills. Beginning in the mid-1960s, institutional provider organizations began to use clinical information systems, which automate the activities within clinical departments, such as laboratory, pharmacy, radiology and surgery departments, to improve the productivity of resources and automate the production and use of significant amounts of clinical information. Individual departments selected systems based upon specific features on a "best of breed" basis resulting in disparate information systems within the institutional provider.

  More recently, there has been a shift from the purchase of disparate clinical systems on a "best of breed" basis to systems which are able to integrate communication effectively throughout the healthcare enterprise. The two principal approaches to meet this need are a common architecture, in which systems communicate through inherent design, and point-to-point interfaces, in which systems with different architectures communicate through interface linkages. This infrastructure trend also affects the relationship between the health system and the suppliers of information technology. The approach of interfacing disparate systems typically involves multiple system suppliers and the health system must act as the intermediary and integrator. The common architecture approach relies more on a strategic relationship with one or very few suppliers dedicated to implementing a shared vision for the role of information in the operation of the health system.

  The same forces that are causing other healthcare providers to join together are causing physicians to combine into larger organizations, including Independent Practice Associations ("IPAs") and Preferred Provider Organizations ("PPOs"). In some cases, such organizations align with IDSs and IHOs. Cerner believes that such physician groups require clinical and management information systems that allow them to participate in the community-wide clinical and management information systems employed by the IDSs and IHOs.

THE CERNER VISION

  As a result of the rapid transformation of the healthcare industry, Cerner believes that a new center of healthcare will emerge--the IHO, which is a combination of payers, physicians and providers, into a single organization to service a community or defined member population. IHOs have the capacity to contract with both the government and employers to provide healthcare services to member/patients. The focus of the IHO is to be accountable for the health status of a defined population, with strong financial incentives to manage health on a preventive or wellness basis and reduce costs.

  Cerner believes that many large IHOs will emerge in the United States in the next decade. The creation of IHOs results from the combination of existing payers, physicians and institutional providers. These IHOs will need to implement information systems that manage the delivery of care across its entire community while simultaneously managing the business side of health management. Only through automating the core process of healthcare delivery from member enrollment through the ordering and delivery of care will IHOs be able to actually manage and measure care. Process automation will enable healthcare systems interactively to affect the care that is delivered throughout the entire system at each point of delivery. Cerner believes that managing these integrated healthcare systems will require the accumulation and refining of enormous amounts of process-related data in order to monitor performance against projected plan and to make informed business decisions. This process-oriented approach will also provide the information basis to measure health system performance, in values known as outcomes, from clinical, functional, process, member satisfaction and economic perspectives. When all of the complex clinical processes that comprise care delivery in IHOs are automated using fully integrated information systems, it becomes possible to extend automation to the management processes of healthcare.

CERNER'S HNA APPROACH

  The cornerstone of Cerner's information systems strategy is HNA, the single architecture around which each of Cerner's products is developed. This highly scalable architecture allows Cerner to meet the clinical and management information requirements of a healthcare delivery system across the continuum of care from the physician practice to the IHO. The value of HNA is the creation of systems that "intrarelate" as opposed to being integrated. Most healthcare organizations are using some form of information technology to manage their clinical, financial and administrative operations. Typically, a multitude of systems, operating on differing technology platforms from various suppliers, are used within a single organization. These systems rely on a series of interfaces to transmit information to one another which may inhibit real-time access to comprehensive patient information. In addition, the data collected by disparate systems is usually maintained in a variety of formats, and is indexed or codified using different approaches, which dilutes the data's usefulness.

  Cerner's approach to system design is to first understand the intricate processes of providing care and then to design systems that support and streamline those processes. Cerner's system architecture allows its applications to work together as one system. Cerner's systems are "intrarelated", which means that they are designed around a single architecture that automatically organizes and presents information in a manner relevant to a clinician's decision process. With "intrarelated" systems, all caregivers are kept apprised of each patient's condition, allowing the activities of the care team to be more carefully and efficiently orchestrated in an effort to deliver the highest possible quality of care.

STRATEGY

  Key elements of the Company's business strategy include:

    To penetrate the integrated healthcare market. The transformation of healthcare delivery must deal with the changing financial model from fee-for-service to fixed or controlled fee payments for services provided. In order to accomplish the transition, integrated healthcare systems must decrease costs generally, utilize fewer resources per patient or member encounter, decrease the amount of care required by focusing on preventative measures and increase member populations by attracting additional members through better quality healthcare and services. Cerner's process-based, repository and clinical systems provide the technology to enable an integrated system to manage healthcare to significantly reduce costs, improve the efficiency of healthcare delivery and maintain and improve the quality of healthcare.

    To penetrate the physician market. As physicians combine to form organizations such as IPAs and PPOs, they require clinical and process-based systems to manage the member/patient care processes within their own practices. As such groups align with IDSs and IHOs, they further require clinical and management information systems that allow them to share clinical and management processes with these community-wide systems. Cerner's systems provide the member/patient data repositories and clinical and management tools required by physicians in order for them to participate effectively in the changing healthcare marketplace.

    To expand its core business. Cerner expects continued growth in core business areas, including clinical domain systems such as PathNet, RadNet and PharmNet, as institutional providers look to restructure and reengineer these high cost centers within their IDSs and IHOs. The Company also intends to market aggressively additional Cerner clinical and management information systems and services, such as RadNet, PharmNet and ProNet, to its existing client base.

    To remain committed to a unified architecture. Because Cerner believes that the constituents in health management need to work together to benefit defined populations in a community, the Company has made a commitment to a single unified architecture as the platform for fully "intrarelated" health information and management systems. This platform enables Cerner's process-based HNA system to be scalable on a linear basis, using either Cerner compatible modules for process-oriented applications or competitive systems interfaced using open system protocols. In addition, the HNA system can be accessed throughout the enterprise at the point of care, which improves data integrity, allows for coordination of procedures at multiple locations and enables reliable communication without delay.

    To expand its products and services. Using its HNA platform, Cerner intends to expand the range of products and services offered to providers, including IDSs and IHOs, either through internal development or by acquisitions or joint ventures. These new products and services will complement the systems currently offered, address the emerging information needs of clients or employ technological advances. Cerner believes that major opportunities exist as IHOs begin to include service organizations and on-line services to the home, particularly because the member/patient focus of Cerner's architecture provides the basis for individual electronic medical records which can be used throughout a member-focused health system. In addition, Cerner recognizes the value of the aggregate database being developed by its broad client base as a potential means to enable comparative or normative procedure evaluations as a powerful new tool in the healthcare industry.

PRODUCTS

  The Company's products include: (i) process-based systems, which automate clinical care processes throughout and between entities; (ii) repository systems, which capture, sort, present and analyze clinical and process related data; and (iii) clinical domain systems, which automate complex clinical processes within specific departments or domains. These systems can be acquired individually or as a fully intrarelated health information system. The individual systems perform together even if installed at different times. Cerner also markets over 200 product options that complement Cerner's major information systems.

  PROCESS-BASED SYSTEMS

  ProNet Patient Management, Orders Management and Schedule Management Information Systems address the needs of care providers and medical staff in the areas of member/patient identification and registration, order entry, order review and/or validation, interdepartmental/ interfacility communication order result inquiry and reporting and enterprise-wide resource and patient scheduling. Management and use of the system is driven by a comprehensive security matrix. Orders can be placed for any ancillary department by healthcare personnel, depending on their security level and appropriate interfaces with non-Cerner departmental systems. Order and result inquiries are secured in the same manner. ProNet also gives care providers and medical staff access to patient demographic, admission, transfer and discharge information. These data are retained on-line for extended periods of time, making them easy to update. Access to patient management functions is determined by user-defined security levels, based on personnel credentials. ProNet also provides functionality to help clinicians and medical staff track patients through the health organization and to establish and maintain patient appointment schedules for locations within an institution.

  CareNet Nursing Information System automates documentation and planning related to nursing care delivery. All information that nursing staff members enter into CareNet is automatically transcribed to all appropriate locations in the patient's computer-based health record. This includes information obtained from the delivery of nursing care (vital signs, assessments, medication administration and data automatically captured from bedside equipment and monitoring devices). CareNet enables nurses to have more time for patient care and greater job satisfaction. CareNet also facilitates nursing staff activities for patient care. It can be used to plan and organize patient care activities from admission to discharge.

  Discern Expert is an event-driven, rule-based, decision support software application integrated with other Cerner HNA clinical and management information systems. This tool allows users to define clinical and management rules that are applied to events accessing data that is captured or generated by other HNA applications. Discern Expert accomplishes a variety of tasks, including cost reduction, resource utilization, quality-assurance and risk management. The users can define the action to be taken by the system ranging broadly from sending an alert to the appropriate care giver to creation, cancellation or suspension of an active clinical order.

  ProNet II Provider Network System applications extend Cerner's process automation and information to community-based users. ProNet II Communication Management applications control connections and enforce access privileges to functional services throughout the IDS and the IHO. It performs translation and routing functions for data feeds from external systems and provides electronic mail and multifacility-wide calendar capabilities.

  REPOSITORY SYSTEMS

  Open Clinical Foundation Data Repository ("OCF") is a structured repository of clinical information of members/patients. OCF forms the foundation of Cerner's computer-based patient record functionality. This information can originate from numerous sources and is maintained in an easily accessible, standardized format. OCF can be used on a stand-alone basis, but is significantly more effective when used as part of the comprehensive HNA solution. For most enterprises in which the various laboratories and ancillaries cooperatively share data over the entire enterprise, OCF provides a means of sorting and retrieving data. With OCF, the amount of on-line clinical data that are retained in departmental systems can be significantly reduced. Furthermore, health enterprises can scale OCF for a particular clinical area's use and integrate it into an environment containing products from different suppliers, including competitors. The interface specifications to OCF are available for use by suppliers who comply with the interface requirements.

  PowerChart is a PC-workstation-based product that enables care providers to electronically view, organize, annotate and amend a patient record so that it is presented in a manner that allows them to navigate through the chart using patient-provider and encounter relationships. PowerChart gives healthcare providers structured access to the clinical information contained electronically in OCF. The format of the on-line patient chart consists of pages displayed from a patient's computer-based patient record and information electronically transmitted from connected systems. Clinicians are able to browse through pages much the same as with printed documents. Clinicians can access documents through tables of contents or search for terms in the document text. The scope of documents available is limited only by the system interfaces to OCF.

  Open Management Foundation Data Repository ("OMF") is a structured repository for process- and activity-related information useful for management of a healthcare institution. Information can originate from numerous sources and can be maintained in an easily accessible, standardized format. OMF can be scaled for a particular department's use and can be integrated into an architecture containing products from different suppliers.

  PowerVision is a comprehensive, PC-based health management information system used to view information in OMF in much the same manner as PowerChart is used with OCF. This management access tool presents summary information through a graphical user interface, making key information available to all levels of management. PowerVision is equipped with features that allow the user to pursue "what if " and other investigatory information paths. This enables an executive to determine the status of the institution in many critical areas, as well as provides managers with a quick, up-to-the-minute view of leading business management indicators regarding the performance of a department, care area or facility.

  Open Engine Application Gateway System facilitates the exchange of data and assists in the management of point-to-point interfaces between foreign systems and serves as a toolkit to help clients write interface code.

  CLINICAL DOMAIN SYSTEMS

  PathNet Laboratory Information System addresses the information management needs of five clinical areas: general laboratory, microbiology, blood bank transfusion services, blood bank donor services and anatomic pathology. PathNet automates the ordering and reporting of procedures, the production of accurate and timely reports and the maintenance of accessible clinical records. PathNet can be interfaced with automated instruments and databases, allowing for efficient and accurate transfer of information. PathNet communicates laboratory information to patient care areas and other information systems. Cerner attributes PathNet's acceptance to its functional capability, ease of use and event-level cost accounting, which allows healthcare managers to better control costs and assess profitability.

  MedNet Internal Medicine Information System is a family of software products that addresses the clinical information needs of various internal medicine areas within the health organization. Introduced as a pulmonary information system in 1987, MedNet's functionality now serves the disciplines of cardiology, neuro-diagnostics, rehabilitation services and nutritional services, as well as many ancillary areas. Like PathNet, MedNet automates procedure requests, patient and therapist scheduling and the processing, validation and presentation of results. The system provides reports on clinical activity, workload and billing charges by drawing from the departmental databases.

  RadNet Radiology Information System addresses the operational and management requirements of diagnostic radiation and radiation oncology departments. It allows a department to replace its manual, paper-based system of record-keeping with an efficient computer-based system. RadNet is designed to adapt easily to the department's existing operations. In addition, the system addresses such tasks as scheduling patients, modifying orders, tracking patients, locating films, transcribing reports, upgrading the quality and content of reports and reporting on productivity.

  PharmNet Pharmacy Information System provides intrarelation in an HNA environment for rapid pharmacy order entry and support of the clinical pharmacy in either an inpatient or outpatient setting. PharmNet streamlines medication order entry, enabling the pharmacist or technician to place all types of pharmaceutical orders on one easy-to-use screen. Dispensing functions also are fully automated. Medication, intravenous fill lists and medication administration records are produced automatically or on demand. Charges are automatically captured at the time the fill list is generated. Patient profiles and pharmaceutical inventories are maintained without the intervention of the pharmacist, saving significant time and resources. Features are designed to address the special needs of the clinical pharmacy, including on-line order entry screening for drug-drug interactions, drug-food and drug-lab interferences, drug-disease states, intravenous incompatibilities, dose range and therapeutic treatment duplication. Clinical notes can be recorded on-line and sent to other clinicians for comment or follow-up.

  MSmeds Pharmacy Information System focuses on automating the pharmacy department. MSmeds was developed by a company acquired by Cerner in 1993. MSmeds is sold on a stand-alone basis, but can be interfaced to the Company's HNA products. Designed to meet the specialized and individual needs of the pharmacy department, MSmeds incorporates windows, on-line help, menu and table-driven entry, a built-in system customization tool, and an application generator. The order entry application gives the pharmacist fast order entry capabilities with a high level of quality control. Safeguards that ensure the integrity of patient therapy include: dose level checking by 36 parameters, drug warnings, drug-drug interaction checking and pharmacokinetics. The system generates a number of reports to assure the appropriateness of drug therapy, including drug interaction, patients on specific drugs, drug utilization by therapeutic category and dose checking. On-line storage on removable disks provides full patient detail for a period of up to ten years. MSmeds offers the availability of full detail patient information for drug utilization evaluation, as well as labor and cost efficiencies. Admission, discharge and transfer, billing, results display and order entry interfaces are contained within the system.

  SurgiNet Surgery Information System and MRNet Medical Record Department Information System are scheduled for commercial release in the first half of 1996. SurgiNet is intended to address the needs of the surgical department, including automating the functions of resource and equipment scheduling, inventory management and operating room management. MRNet is intended to help meet the operations management needs of the medical records department and includes functionality for the various chart tracking and completion tasks commonly associated with maintaining medical records.

SOFTWARE DEVELOPMENT

  Cerner commits significant resources to developing new health information system products. As of July 1, 1995, 542 associates were engaged full-time in product development activities. Total expenditures for the development and enhancement of the Company's products were approximately $14,522,000, $19,432,000 and $26,897,000 in 1992, 1993 and 1994, respectively. These figures include the amounts capitalized and exclude amounts amortized for financial reporting purposes.

  The Company expects to continue investment and development efforts for its current and future product offerings. As new clinical and management information needs emerge, Cerner intends to enhance its current HNA-based product lines with new versions released to clients on a periodic basis. In addition, Cerner plans to expand its current product lines by developing additional information systems for use in clinical departments and to support simultaneous use of Cerner's HNA products across multiple facilities. All Cerner systems are developed under HNA using a proprietary systems development methodology. This methodology defines and controls each task throughout the product development cycle and ensures that current and future products can be fully intrarelated.

  The Company is committed to maintaining open attributes in its system architecture through operability in a diverse set of technical and application environments. The Company strives to design its systems to co-exist with disparate applications developed and supported by other suppliers. This effort is exemplified by Cerner's Open Engine, OCF and OMF product lines.

  Cerner is developing a new version (referred to as V500) of its software, which will incorporate a client-server architecture, a comprehensive graphical user interface and open systems concepts for relational databases, operating systems, networks and hardware platforms. Development of V500 began in the summer of 1993. The Company is committed to maintaining open attributes in its V500 system architecture. Cerner expects its V500 applications to run on multiple operating systems, networks, databases and hardware platforms and to co-exist with disparate applications developed and supported by other companies.

SALES AND MARKETING

  The market for Cerner's information system products includes IDSs, physician groups and networks, managed care organizations, hospitals, free-standing reference laboratories, blood banks, imaging centers and pharmacies. To date, a substantial portion of system sales have been in clinical applications in hospital-based provider organizations. Cerner's architecture is highly scalable, with applications being used in hospitals ranging from under 50 beds to over 2,000 beds and managed care settings with over 2,000,000 members. All current HNA systems are designed to operate on computers manufactured by Digital Equipment Corporation ("Digital"). In addition, Open Engine, PathNet, RadNet and MSmeds are available on IBM's RISC System/6000 AIX (UNIX) platform. Over time, all HNA applications will be available on both the Digital and IBM platforms, thereby allowing Cerner to be price competitive across the full range of size and organizational structure of healthcare providers. The sale of a health information system usually takes approximately nine to fifteen months, from the time of initial contact to the signing of a contract.

  The Company's executive marketing management is located in its Kansas City, Missouri, headquarters, while its account representatives are deployed through regional offices across the United States. The Company, through subsidiaries, has offices and sales staff in the United Kingdom, Australia and Germany and has a joint venture in Saudi Arabia. The Company supports its sales force with technical personnel who perform demonstrations of Cerner's products and assist clients in determining the proper hardware and software configurations. The Company has developed a demonstration and presentation facility at its headquarters in Kansas City, Missouri, called the Cerner Vision Center. This facility enables the Company to actually demonstrate the processes automated through HNA and adapt the presentations to the clients' environments. The Company's primary direct marketing strategy is to generate sales contacts from its existing client base and through presentations at industry seminars and trade shows. Cerner attends a number of major trade shows each year and has begun to sponsor executive conferences, which feature industry experts who address the information system needs of large healthcare organizations. Consolidated revenues include foreign sales of $10,018,000, $8,417,000 and $13,274,000 for the years ended December 31, 1992, 1993 and 1994, respectively.

CLIENT SERVICES

  Cerner uses a regional strategy to provide the full range of product and service capabilities to its clients from eight locations throughout the United States and four international locations. Each regional center reflects Cerner's corporate culture and interfaces with the Company's clients on a regular and highly accessible basis. In this way, Cerner can provide on-site personnel for the development and management of systems projects, learn the evolving information needs of clients based on geographical trends in the healthcare industry, work with clients in the development of new products and services and share with clients Cerner's vision of the changing healthcare delivery market and the role of information systems in that transformation. The Company has regional offices in Atlanta, Boston, Dallas, Detroit, Kansas City, Los Angeles, Seattle and Washington, D.C. and international offices in Luton, England; Munich, Germany; Riyadh, Saudi Arabia; and Sydney, Australia. Each regional office is focused on long-term marketplace development, product marketing, client project management, long-term client service and client satisfaction for a group of clients within a specific geographical region.

  All of Cerner's clients enter into software maintenance agreements with Cerner for support of their Cerner systems. In addition to immediate software support in the event of problems, these agreements allow these clients the use of new releases of the Cerner products covered by these agreements. Each client has 24-hour access to the client support staff located at Cerner's corporate headquarters. Most of Cerner's clients also enter into hardware maintenance agreements with Cerner. These arrangements normally provide for a fixed monthly fee for specified services. In the majority of cases, Cerner subcontracts hardware maintenance to the hardware manufacturer.

BACKLOG

  At July 1, 1995 Cerner had contract backlog of $58,806,000. Such backlog represents system sales from signed contracts which have not yet been recognized as revenue. The Company recognizes revenue on a percent of completion basis, based on certain milestone conditions, for its software products. At July 1, 1995, the Company had $39,471,000 of contracts receivable, which represents revenues recognized under the percent of completion method but not yet billable under the terms of the contract. At July 1, 1995, Cerner had a software support and maintenance backlog of $90,819,000. Such backlog represents contracted software support and hardware maintenance services for a period of twelve months.

                                   MANAGEMENT

  The directors and executive officers of the Company are as follows:

 NAME                            AGE                     POSITIONS
 ----                            ---                     ---------
 Neal L. Patterson (1)           45  Chairman of the Board of Directors and Chief
                                      Executive Officer
 Clifford W. Illig (1)           44  President, Chief Operating Officer and Director
 Charles S. Runnion, III (1)     47  Executive Vice President, Area General Manager
                                      and Director
 David M. Margulies, M.D.        43  Executive Vice President of Product Engineering
                                      and Director
 Jeffrey C. Reene                40  Executive Vice President and Area General
                                      Manager
 P. Michael Breedlove            50  Group Vice President and Area General Manager
 Alan D. Dietrich                32  Group Vice President and Area General Manager
 Charles O. Whitcraft            43  Group Vice President of Product Engineering
 Gary W. Willett                 50  Group Vice President and Chief Operating Officer
                                      of Cerner International
 Maureen M. Evans                39  Treasurer
 Gerald E. Bisbee, Jr. (2)(3)(4) 52  Director
 Michael E. Herman (3)(4)        54  Director
 Thomas C. Tinstman, M.D. (3)(4) 50  Director
 David J. Hart (2)(3)(4)         58  Director

- --------
(1) Member of Executive Committee.
(2) Member of Stock Option Committee.
(3) Member of Audit Committee.
(4) Member of Compensation Committee.

  Mr. Patterson was President, Chairman of the Board of Directors and Chief Executive Officer of the Company from its incorporation to May 1987. Since May 1987 he has been Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Patterson has served as a director of LabOne, Inc. since August 1988.

  Mr. Illig was Executive Vice President, Secretary, Treasurer and Chief Financial Officer and a Director of the Company from its incorporation to May 1987. From May 1987 to May 1993, he was a Director, President, Chief Operating Officer and Chief Financial Officer of the Company. Since May 1993, he has been a Director, President and Chief Operating Officer of the Company.

  Mr. Runnion joined the Company in July 1989 and since that date has been an Executive Vice President and Director of the Company. Prior to joining the Company, he spent fourteen years with the IBM Corporation in a variety of marketing and management positions.

  Dr. Margulies joined the Company in February 1991 and since that date has been an Executive Vice President of the Company. Prior to joining the Company, for four years, he was Vice President in charge of information systems at Children's Hospital, a healthcare institution located in Boston, Massachusetts. During this time, Dr. Margulies also was the Director of the Program in Medical Information Sciences at Harvard Medical School. Dr. Margulies has served as a Director of the Company since May 1991.

  Mr. Reene joined the Company in September 1991 as Group Vice President of Client Services. He was promoted to Executive Vice President in June 1994. Prior to joining the Company, he was with Andersen Consulting from July 1978 to August 1991, having been a Partner with Andersen Consulting since September 1988.

  Mr. Breedlove joined the Company as National Sales Manager in May 1984 and has held various executive positions with the Company since then.

  Mr. Dietrich joined the Company in 1990 as Director of Business, Planning and Development. Prior to joining the Company, he spent seven years with IBM Corporation.

  Mr. Whitcraft joined the Company as Vice President of Technology in January 1984. Since that time he has served in several executive positions dealing with technology and engineering.

  Mr. Willett joined the Company in April 1990 as Group Vice President of Client Services and has served in various executive capacities. Prior to joining the Company, he spent twenty-one years with IBM Corporation in a variety of marketing and management positions.

  Ms. Evans joined the Company in 1983 and has held various positions with the Company dealing with finance and accounting since then.

  Mr. Bisbee has been a Director of the Company since February 1988. He has been Chairman of the Board of Directors and Chief Executive Officer of Apache Medical Systems, Inc. since December 1989. Apache Medical Systems, Inc. implements and analyzes healthcare support systems for intensive care units. Mr. Bisbee has served as a director of Geriatric and Medical Centers, Inc. since 1988 and has served as a director of Yamarchi Capital Funds since 1989.

  Mr. Herman has been a Director of the Company since May 1995. He is President of the Kansas City Royals Baseball Team, Chairman of the Finance Committee of the Ewing-Marion Kauffman Foundation (President from 1985 to 1990) and was the Executive Vice President and Chief Financial Officer of Marion Laboratories, Inc. from 1974 to 1990. Mr. Herman is a director of LabOne, Inc., Janus Capital Corporation, Seafield Capital Corporation and Agouron Pharmaceuticals, Inc.

  Dr. Tinstman has been a Director of the Company since May 1989. Since February 1994, Dr. Tinstman has been Director of Medical Informatics with the University of Texas Medical Branch in Galveston, Texas. Prior to that he was a physician in private practice with Internal Medicine Associates, P.C. in Omaha, Nebraska. From 1977 to January 1994, Dr. Tinstman served as Associate Medical Director of Pulmonary Medical Services at Bishop Clarkson Memorial Hospital and as Medical Director of the Respiratory Therapy Department of Midland Hospital, both in Omaha, Nebraska. Dr. Tinstman has served as a director of Smith-Haynes Trust, Inc. since 1988.

  Mr. Hart has been a Director of the Company since May 1991. He was the President and Chief Executive Officer of The General Hospital (Grey Nuns) of Edmonton, a hospital with 1100 beds located in Edmonton, Canada, from 1981 until his retirement in December 1991.

                              SELLING STOCKHOLDERS

  The table below sets forth information regarding the beneficial ownership of Common Stock, as of July 1, 1995, by the Selling Stockholders, both before and after giving effect to this offering.

                                  SHARES                            SHARES
                               BENEFICIALLY                      BENEFICIALLY
                              OWNED PRIOR TO                    OWNED AFTER THE
                               THE OFFERING       SHARES TO BE     OFFERING
                             -------------------- SOLD IN THE  -----------------
SELLING STOCKHOLDERS          NUMBER      PERCENT   OFFERING    NUMBER   PERCENT
- --------------------         ---------    ------- ------------ --------- -------
Neal L. Patterson........... 3,383,692(1)  11.9     120,000    3,263,692  10.3
Clifford W. Illig........... 3,500,088(2)  12.3     120,000    3,380,088  10.7

- --------
(1) Includes 100,000 shares which Mr. Patterson gifted to a charitable foundation, of which he has shared voting and dispositive power, some of which may be sold in the offering.
(2) Includes 100,000 shares which Mr. Illig gifted to a charitable foundation, of which he has shared voting and dispositive power, some of which may be sold in the offering.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Smith Barney Inc., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
      Alex. Brown & Sons Incorporated.................................
      Donaldson, Lufkin & Jenrette Securities Corporation.............
      Smith Barney Inc................................................
                                                                       ---------
          Total ...................................................... 3,440,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a
concession not in excess of $      per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $      per share to
certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 516,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,440,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,440,000 shares are being offered.

  In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on The Nasdaq Stock Market may engage in passive market making on Nasdaq in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of the offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered before the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company and certain of its directors and executive officers have agreed, subject to certain limited exceptions, not to offer, sell or otherwise dispose of any Common Stock for a period of 90 days after the date of this Prospectus without the prior consent of the Representatives of the Underwriters.

  Alex. Brown & Sons Incorporated served as placement agent for the Company's 8.30% Senior Notes, due in 2004, issued in July 1994. Alex. Brown & Sons Incorporated was paid customary fees in connection with this transaction. Each of the Representatives of the Underwriters makes a market in the Company's Common Stock.

                                 LEGAL MATTERS

  Certain legal matters relating to the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by John V. Donner, Corporate Counsel, and by Stinson, Mag & Fizzell, P.C., counsel to the Company. Mr. Donner is of counsel to Stinson, Mag & Fizzell, P.C. with respect to a particular client of such law firm, which is not the Company. As of July 27, 1995, attorneys of such law firm, including Mr. Donner, owned in the aggregate 90,392 shares of Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Dorsey & Whitney P.L.L.P.

                                    EXPERTS

  The financial statements and schedules of Cerner Corporation as of December 31, 1993 and 1994 and for each of the years in the three-year period ended December 31, 1994, included herein and incorporated by reference herein and elsewhere in the Registration Statement, have been included herein and incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  Documents incorporated by reference herein in the future will include financial statements, related schedules (if required) and auditors' reports, which financial statements and schedules will have been examined to the extent and for the periods set forth in such reports by the firm or firms providing such reports, and will be incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                      CERNER CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
CONSOLIDATED FINANCIAL STATEMENTS OF CERNER CORPORATION:
  Independent Auditors' Report............................................. F-2
  Consolidated Balance Sheets.............................................. F-3
  Consolidated Statements of Earnings...................................... F-4
  Consolidated Statements of Stockholders' Equity.......................... F-5
  Consolidated Statements of Cash Flows.................................... F-6
  Notes to Consolidated Financial Statements............................... F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Cerner Corporation:

  We have audited the accompanying consolidated balance sheets of Cerner Corporation and subsidiaries as of December 31, 1993 and 1994 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cerner Corporation and subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP
Kansas City, Missouri
February 10, 1995, except  as to
note 15 which is as of  July 17,
1995

                               CERNER CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                  DECEMBER 31,
                                               -------------------    JULY 1,
                                                 1993       1994       1995
                                               ---------  --------  -----------
                                                                    (UNAUDITED)
                                                   (DOLLARS IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents................... $  16,784  $ 15,305   $ 18,531
  Receivables.................................    46,435    65,148     75,128
  Inventory...................................     1,024     2,218      2,539
  Prepaid expenses and other..................     2,926       979      1,342
                                               ---------  --------   --------
      Total current assets....................    67,169    83,650     97,540
  Property and equipment, net.................    13,818    41,129     47,068
Software development costs, net...............    14,571    18,784     20,786
Intangible assets, net........................     8,564     6,390      6,062
Noncurrent receivables........................       --      4,508      5,523
Other assets..................................       788     1,949      2,031
                                               ---------  --------   --------
                                               $ 104,910  $156,410   $179,010
                                               =========  ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable............................ $  11,516  $ 13,485   $ 13,901
  Notes payable...............................       975       --         --
  Current installments of long-term debt......       511       160        125
  Advanced billings...........................     4,178     3,737      4,799
  Deferred income taxes.......................     1,993     6,652     11,913
  Accrued payroll and tax withholdings........     3,812     4,689      4,506
  Other accrued expenses......................     1,581     2,557      3,090
                                               ---------  --------   --------
      Total current liabilities...............    24,566    31,280     38,334
Long-term debt, net...........................    10,354    30,235     32,781
Deferred income taxes.........................     5,760     9,118     10,782
Stockholders' Equity:
  Common stock, $.01 par value, 50,000,000
   shares authorized, 27,729,640 shares issued
   in 1993, 28,508,614 in 1994 and 28,938,476
   shares in 1995.............................       277       285        289
  Additional paid-in capital..................    28,803    30,807     31,514
  Retained earnings...........................    40,852    60,353     71,078
  Treasury stock, at cost (513,018 shares in
   1993, 1994 and 1995).......................    (5,693)   (5,693)    (5,693)
  Foreign currency translation adjustment.....        (9)       25        (75)
                                               ---------  --------   --------
    Total stockholders' equity................    64,230    85,777     97,113
                                               ---------  --------   --------
Commitments (Note 11)
                                               $ 104,910  $156,410   $179,010
                                               =========  ========   ========

                See notes to consolidated financial statements.

                               CERNER CORPORATION

                      CONSOLIDATED STATEMENTS OF EARNINGS

                           YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED
                          -------------------------- --------------------------
                            1992     1993     1994   JUNE 30, 1994 JULY 1, 1995
                          -------- -------- -------- ------------- ------------
                                                      (UNAUDITED)   (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  System sales........... $ 71,586 $ 84,024 $108,322    $48,376      $65,322
  Support and
   maintenance...........   26,664   33,200   41,322     19,765       23,362
  Other..................    2,895    3,348    6,273      2,168        3,474
                          -------- -------- --------    -------      -------
    Total revenues.......  101,145  120,572  155,917     70,309       92,158
                          -------- -------- --------    -------      -------
Costs and expenses:
  Cost of revenues.......   44,818   43,921   46,426     21,600       26,286
  Sales and client
   service...............   20,067   28,248   39,857     19,073       23,991
  Software development...   12,962   16,000   22,688     10,477       15,053
  General and
   administrative........    6,711    8,073   13,167      5,764        7,779
                          -------- -------- --------    -------      -------
    Total costs and
     expenses............   84,558   96,242  122,138     56,914       73,109
                          -------- -------- --------    -------      -------
Operating earnings.......   16,587   24,330   33,779     13,395       19,049
Interest expense, net....      294      210    1,328        418          961
                          -------- -------- --------    -------      -------
Earnings before income
 taxes...................   16,293   24,120   32,451     12,977       18,088
Income taxes.............    6,361    9,562   12,950      5,072        7,363
                          -------- -------- --------    -------      -------
Net earnings............. $  9,932 $ 14,558 $ 19,501    $ 7,905      $10,725
                          ======== ======== ========    =======      =======
Primary earnings per
 share................... $    .35 $    .50 $    .66    $   .27      $   .36
                          ======== ======== ========    =======      =======


                See notes to consolidated financial statements.

                               CERNER CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        FOREIGN
                          COMMON STOCK  ADDITIONAL          TREASURY   CURRENCY
                          -------------  PAID-IN   RETAINED  STOCK    TRANSLATION
                          SHARES AMOUNT  CAPITAL   EARNINGS  AMOUNT   ADJUSTMENT   TOTAL
                          ------ ------ ---------- -------- --------  ----------- -------
                                                  (IN THOUSANDS)
Balance at December 31,
 1991...................  25,783  $257   $16,623   $16,362  $(5,693)     $(32)    $27,517
 Exercise of options....     389     4       324       --       --        --          328
 Issuance of stock
  grants................     --    --          5       --       --        --            5
 Tax benefit from
  disqualifying
  dispositions of stock
  options...............     --    --        896       --       --        --          896
 Foreign currency
  translation
  adjustment............     --    --        --        --       --        (35)        (35)
 Net earnings...........     --    --        --      9,932      --        --        9,932
                          ------  ----   -------   -------  -------      ----     -------
Balance at December 31,
 1992...................  26,172   261    17,848    26,294   (5,693)      (67)     38,643
                          ------  ----   -------   -------  -------      ----     -------
 Exercise of options....   1,038    11       979       --       --        --          990
 Issuance of stock
  grants................     --    --          8       --       --        --            8
 Issuance of stock for
  acquisition...........     520     5     6,768       --       --        --        6,773
 Tax benefit from
  disqualifying
  dispositions of stock
  options...............     --    --      3,200       --       --        --        3,200
 Foreign currency
  translation
  adjustment............     --    --        --        --       --         58          58
 Net earnings...........     --    --        --     14,558      --        --       14,558
                          ------  ----   -------   -------  -------      ----     -------
Balance at December 31,
 1993...................  27,730   277    28,803    40,852   (5,693)       (9)     64,230
                          ------  ----   -------   -------  -------      ----     -------
 Exercise of options....     778     7       980       --       --        --          987
 Issuance of stock
  grants................       1     1        24       --       --        --           25
 Tax benefit from
  disqualifying
  dispositions of stock
  options...............     --    --      1,000       --       --        --        1,000
 Foreign currency
  translation
  adjustment............     --    --        --        --       --         34          34
 Net earnings...........     --    --        --     19,501      --        --       19,501
                          ------  ----   -------   -------  -------      ----     -------
Balance at December 31,
 1994...................  28,509   285    30,807    60,353   (5,693)       25      85,777
                          ------  ----   -------   -------  -------      ----     -------
 Exercise of options....     429     4       702       --       --        --          706
 Issue of stock grants..     --    --          5       --       --        --            5
 Foreign currency
  translation
  adjustment............     --    --        --        --       --       (100)       (100)
 Net earnings...........     --    --        --     10,725      --        --       10,725
                          ------  ----   -------   -------  -------      ----     -------
Balance at July 1, 1995
 (unaudited)............  28,938  $289   $31,514   $71,078  $(5,693)     $(75)    $97,113
                          ======  ====   =======   =======  =======      ====     =======


                See notes to consolidated financial statements.

                               CERNER CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             YEAR ENDED DECEMBER 31,      SIX MONTHS ENDED
                             -------------------------  ----------------------
                                                         JUNE 30,    JULY 1,
                              1992     1993     1994       1994        1995
                             -------  -------  -------  ----------  ----------
                                                        (UNAUDITED) (UNAUDITED)
                                            (IN THOUSANDS)
Cash flows from operating
 activities:
  Net earnings.............. $ 9,932  $14,558  $19,501   $ 7,905     $10,725
  Adjustments to reconcile
   net earnings to net cash
   provided by operating
   activities:
    Depreciation and
     amortization...........   5,293    6,434   10,062     4,609       6,148
    Issuance of stock as
     compensation...........       5        8       25        19           5
    Provision for deferred
     income taxes...........     536    7,500    8,017     2,712       4,925
    Tax benefit from
     disqualifying
     dispositions of stock
     options................     896    3,200    1,000       --          --
    Loss on disposal of
     capital equipment......     --       --       165       --           10
  Changes in assets and
   liabilities:
    Receivables.............     (60) (13,426) (23,221)  (11,249)    (10,995)
    Inventory...............    (359)     821   (1,194)     (747)       (321)
    Prepaid expenses and
     other..................    (519)     391    1,213     1,323        (761)
    Accounts payable........  (2,995)   2,901    1,969     2,934         416
    Accrued income taxes....  (1,218)  (5,791)      --     1,750       2,000
    Other accrued
     liabilities............   2,364     (740)   1,412      (436)      1,412
                             -------  -------  -------   -------     -------
 Total adjustments..........   3,943    1,298     (552)      915       2,839
                             -------  -------  -------   -------     -------
 Net cash provided by
  operating activities......  13,875   15,856   18,949     8,820      13,564
                             -------  -------  -------   -------     -------
Cash flows from investing
 activities:
  Purchase of capital
   equipment................  (4,615)  (7,078) (11,291)   (3,971)     (5,110)
  Purchase of land, building
   and improvements.........     --       --   (20,939)  (20,145)     (3,712)
  Proceeds on disposal of
   capital equipment........     --       --        21       --          --
  Capitalized software
   development costs........  (4,098)  (6,181)  (8,131)   (3,918)     (4,633)
  Acquisition of business...     --      (585)     --        --          --
                             -------  -------  -------   -------     -------
 Net cash used in investing
  activities................  (8,713) (13,844) (40,340)  (28,034)    (13,455)
                             -------  -------  -------   -------     -------
Cash flows from financing
 activities:
  Net borrowings (payments)
   under short-term notes
   payable..................     --       388     (639)     (485)        --
  Proceeds from issuance of
   long-term debt...........   6,281      109   50,273    19,845       3,626
  Repayment of long-term
   debt.....................  (6,692)    (511) (30,743)     (269)     (1,115)
  Proceeds from exercise of
   options..................     328      990      987       602         706
                             -------  -------  -------   -------     -------
 Net cash provided by (used
  in) financing activities..     (83)     976   19,878    19,693       3,217
                             -------  -------  -------   -------     -------
 Foreign currency
  translation adjustment....     (35)      58       34        16        (100)
                             -------  -------  -------   -------     -------
 Net increase (decrease) in
  cash and cash equivalents.   5,044    3,046   (1,479)      495       3,226
                             -------  -------  -------   -------     -------
 Cash and cash equivalents
  at beginning of period....   8,694   13,738   16,784    16,784      15,305
                             -------  -------  -------   -------     -------
 Cash and cash equivalents
  at end of period.......... $13,738  $16,784  $15,305   $17,279     $18,531
                             =======  =======  =======   =======     =======
Supplemental disclosures of
 cash flow information:
 Cash paid for:
  Interest.................. $   636  $   686  $ 1,110   $   628     $ 1,282
  Income taxes, net of
   refund...................   6,171    4,499    3,574       216         194
Noncash investing and
 financing activities:
 Acquisition of business.... $   --   $ 6,773  $   --    $   --      $   --
 Acquisition of equipment
  through capital leases....     840      139      386       --          --

                See notes to consolidated financial statements.

                              CERNER CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation--The consolidated financial statements include the accounts of Cerner Corporation and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  (b) Revenue Recognition--Revenues are derived primarily from the sale of clinical information systems. In addition, revenue is generated from servicing installed clinical information systems, which generally includes support of software and maintenance of hardware. The Company also derives revenue from the sale of computer hardware.

  Clinical information system sales contracts are negotiated separately and generally include the licensing of the Company's clinical information system software and the sale of computer hardware. Clinical information system sales contracts are noncancelable and provide for a right of return only in the event the system fails to meet the performance criteria set forth in the contracts. The Company recognizes revenue from sales of clinical information systems using a percentage-of-completion method based on meeting key milestone events over the term of the contracts in accordance with Statement of Position 91-1, "Software Revenue Recognition."

  Revenue from the licensing of additional software is recognized upon installation at the client's site. Revenue from the sale of computer hardware is recognized upon shipment. Revenue from ongoing software support and equipment maintenance is recognized as the services are rendered.

  (c) Software Development Costs--Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detail program design. Thereafter, all software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the product. The Company is amortizing capitalized costs on a straight-line basis over five years. During the years ended December 31, 1992, 1993, and 1994, the Company capitalized $4,098,000, $6,181,000 and $8,131,000, respectively, of total software development costs of $14,522,000, $19,432,000 and $26,897,000, respectively. Amortization expense of capitalized software development costs for the years ended December 31, 1992, 1993 and 1994, was $2,538,000, $2,652,000 and $3,918,000, respectively, and accumulated amortization was $7,284,000, $9,936,000 and $13,854,000, respectively.

  (d) Inventory--Inventory consists primarily of computer hardware held for resale and is recorded at the lower of cost (first-in, first-out) or market.

  (e) Property and Equipment--Property, equipment and leasehold improvements are stated at cost. Depreciation of property and equipment is computed using the straight-line method over periods of 5 to 39 years. Amortization of leasehold improvements is computed using a straight-line method over the lease terms, which range from periods of two to five years.

  (f) Earnings Per Share--Earnings per share is based on the weighted average number of common shares and common share equivalents outstanding. Common share equivalents consist of shares issuable upon exercise of stock options using the treasury stock method. The computation of fully diluted earnings per share reflects additional dilution under the treasury stock method when the Company's stock price at the end of a reporting period exceeds the average price. Fully diluted earnings per share is not materially different from primary earnings per share. Weighted average shares

                              CERNER CORPORATION
outstanding utilized in the computation of primary earnings per share were 28,680,816, 29,158,356 and 29,762,208, and fully diluted earnings per share were 29,013,916, 29,285,798 and 29,807,504, for the years ended December 31,
1992, 1993 and 1994, respectively.

  (g) Foreign Currency--Assets and liabilities in foreign currencies are translated into dollars at rates prevailing at the balance sheet date. Revenues and expenses are translated at average rates for the year. The net exchange differences resulting from these translations are reported in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of earnings. The net gain (loss) resulting from foreign currency transactions was ($180,000), ($83,000), and $107,000, in 1992, 1993 and 1994, respectively.

  (h) Income Taxes--The Company accounts for income taxes using the asset and liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  (i) Goodwill--Excess of cost over net assets acquired (goodwill) is being amortized on a straight-line basis over eight years. Accumulated amortization was $151,000 at December 31, 1993 and $916,000 at December 31, 1994.

  (j) Reclassifications--Certain prior year amounts have been reclassified to conform with current year presentation.

2. ACQUISITION

  On November 1, 1993, the Company completed the acquisition of Megasource, Inc. through the merger of Megasource, Inc. into a new wholly owned subsidiary of the Company. The Company issued 519,540 shares of common stock, valued at approximately $6,773,000, in the merger. Megasource, Inc. was engaged in the design, sale and support of several clinical information systems, the most significant of which was its pharmacy system. The acquisition has been accounted for as a purchase with the operating results of Megasource, Inc. included in the Company's consolidated statement of earnings from November 1, 1993. The Company has determined that the consolidated results of operations as if the acquisition had occurred at the beginning of 1992 and 1993 would have had no material effect on the overall results of the Company.

3. CASH AND CASH EQUIVALENTS

  Cash and cash equivalents consist of the following:

                                                                   1993    1994
                                                                  ------- ------
                                                                  (IN THOUSANDS)
      Cash and overnight repurchase agreements................... $ 4,721  6,643
      Commercial paper...........................................   7,967  3,982
      Variable rate securities...................................     500    500
      Fixed rate securities......................................   2,746  3,330
      Certificates of deposit....................................     850    850
                                                                  ------- ------
        Total cash and cash equivalents.......................... $16,784 15,305
                                                                  ======= ======

                               CERNER CORPORATION

  The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market. The carrying value of cash and cash equivalents approximates fair value due to the short maturity of those instruments.

4. RECEIVABLES

  Receivables consist of accounts receivable and contracts receivable. Accounts receivable represent recorded revenues that have been billed. Contracts receivable represent recorded revenues that are billable by the Company at future dates under the terms of a contract with a client. Contract receivables that are not expected to be collected within one year are classified as noncurrent. Billings on contracts in excess of related revenues recognized under the percentage of completion method are recorded as advanced billings. A summary of current receivables is as follows:

                                                                   1993    1994
                                                                  ------- ------
                                                                  (IN THOUSANDS)
      Current receivables:
        Accounts receivable...................................... $28,251 37,019
        Contracts receivable.....................................  18,184 28,129
                                                                  ------- ------
          Total current receivables.............................. $46,435 65,148
                                                                  ======= ======

  Substantially all receivables are derived from sales and related support and maintenance of the Company's clinical information systems to healthcare providers located throughout the United States and in certain foreign countries. Included in receivables at December 31, 1993 and 1994, are amounts due from healthcare providers located in foreign countries of $4,108,000 and $3,777,000, respectively. Consolidated revenues include foreign sales of $10,018,000, $8,417,000 and $13,274,000, for the years ended December 31, 1992,
1993 and 1994, respectively.

  The Company provides an allowance for estimated uncollectible accounts based upon historical experience and management's judgment. The fair value of the Company's noncurrent receivables at December 31, 1994 is estimated to be $4,155,000, based on current interest rates offered to the Company for debt of the same maturities.

5. PROPERTY AND EQUIPMENT

  A summary of property, equipment and leasehold improvements stated at cost, less accumulated depreciation and amortization, is as follows:

                                                                   1993    1994
                                                                  ------- ------
                                                                  (IN THOUSANDS)
      Furniture and fixtures..................................... $ 7,041  9,942
      Computer equipment.........................................  12,796 18,163
      Marketing equipment........................................     280    913
      Communications equipment...................................   1,178  1,612
      Leasehold improvements.....................................   2,782  4,319
      Capital lease equipment....................................   1,770  1,055
      Land, building and improvements............................     --  20,939
                                                                  ------- ------
                                                                   25,847 56,943
      Less accumulated depreciation and amortization.............  12,029 15,814
                                                                  ------- ------
        Total property and equipment, net........................ $13,818 41,129
                                                                  ======= ======

                               CERNER CORPORATION

6. INDEBTEDNESS

  At December 31, 1993, the Company had a loan agreement with a bank that provided for a term loan, a line of credit for financing contract receivables, and a long-term, revolving line of credit for working capital purposes. The lines of credit were secured by eligible receivables, inventory, property and equipment, and bore interest at the bank's prime rate. At December 31, 1993, the Company had borrowings of $481,000 under the contract receivables line of credit and $10,251,000 under the long-term, revolving line of credit.

  On April 19, 1994, the Company entered into a loan agreement with two banks that provided for a long-term revolving line of credit for working capital purposes. The long-term revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (8.5% at December 31, 1994) or LIBOR plus 1.75% (7.75% at December 31, 1994). The interest rate may be reduced by up to .5% if certain net worth ratios are maintained. At December 31, 1994, the Company had no outstanding borrowings under this agreement and had $18,000,000 available for working capital purposes. The agreement contains certain net worth, current ratio and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. A commitment fee of 3/16% is payable quarterly on the unused portion of the revolving line of credit.

  On April 19, 1994, the Company entered into a loan agreement with two banks that provided for a term loan of $17,425,000 to fund the $20,000,000 purchase of its Kansas City headquarters complex. On July 29, 1994, the Company issued $30,000,000 of Senior Notes. The note proceeds were used to repay the term loan, which then terminated, and to reduce the outstanding borrowings under the revolving line of credit.

  The Senior Notes are payable in five equal annual installments beginning in August 2000. Interest is payable on February 1 and August 1 at a rate of 8.3%. The note agreement contains certain net worth, current ratio and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends.

  The fair value of the Company's Senior Notes is estimated to be $28,716,000, based on the quoted market prices for similar issues offered to the Company for debt of the same remaining maturities. Although the fair value of the long-term debt is less than the carrying amount, settlement at the reported fair value does not include potential taxes and other expenses that would be incurred in an actual settlement. The Company estimates that the fair value of the long-term portion of capital leases approximates the carrying value.

  Long-term debt is as follows:

                                                                    1993    1994
                                                                   ------- ------
                                                                   (IN THOUSANDS)
Revolving line of credit, interest payable monthly at prime (8.5%
 at December 31, 1994), secured by receivables, inventory and all
 property and equipment..........................................  $10,251    --
Senior Notes, 8.3% due 2004......................................      --  30,000
Obligation under capital lease agreements, interest at 6-10%
 payable in monthly installments through August 1997, secured by
 equipment.......................................................      614    395
                                                                   ------- ------
                                                                    10,865 30,395
Less current installments........................................      511    160
                                                                   ------- ------
  Long-term debt, excluding current installments.................  $10,354 30,235
                                                                   ======= ======

                               CERNER CORPORATION

  Scheduled maturities of long-term debt (in thousands) at December 31, 1994, are as follows:

             YEARS ENDING
             DECEMBER 31
             ------------
               1995..........................  $   160
               1996..........................      130
               1997..........................      105
               2000 and thereafter...........   30,000
                                               -------
                                               $30,395
                                               =======

7. INTEREST INCOME AND EXPENSE

  A summary of interest income and expense is as follows:

                                                            1992   1993   1994
                                                            -----  ----  ------
                                                             (IN THOUSANDS)
      Interest income...................................... $ 403   438     542
      Interest expense.....................................  (697) (648) (1,870)
                                                            -----  ----  ------
        Interest expense, net.............................. $(294) (210) (1,328)
                                                            =====  ====  ======

8. STOCK OPTIONS

  The Company has three incentive stock option plans and a nonqualified stock option plan. Stock Option Plan A (Plan A) was approved by the Board of Directors on September 20, 1983, and expired on September 20, 1993. Stock Option Plan B (Plan B) was approved by the Board of Directors on November 30, 1983, and expired on November 30, 1993. Stock Option Plan C (Plan C) was approved by the Board of Directors on May 18, 1993. The NonQualified Stock Option Plan was approved by the Board of Directors on February 19, 1991.

  All associate stock options authorized under Plan A were granted prior to December 31, 1983. Options granted under Plan A were exercisable through September 20, 1993, at $.19 per share (fair market value on the date of grant) and contained restrictions as to transferability and exercisability after termination of employment. Transactions for associate stock options under Plan A are summarized as follows:

                                          NUMBER OF SHARES EXERCISE   SHARES
                                            UNDER OPTION    PRICE   EXERCISABLE
                                          ---------------- -------- -----------
      Outstanding, December 31, 1991.....      358,400       $.19     358,400
        Exercised........................     (120,000)       .19
                                              --------
      Outstanding, December 31, 1992.....      238,400        .19     238,400
        Exercised........................     (238,400)       .19
                                              --------
      Outstanding, December 31, 1993 and
       1994..............................          --        $--          --
                                              ========

  Under Plan B, the Company could grant to associates options to purchase shares of common stock through November 30, 1993. The options are exercisable at the fair market value on the date of grant for a period determined by the Board of Directors (not more than ten years from the date granted).

                               CERNER CORPORATION

The options contain restrictions as to transferability and exercisability after termination of employment. Transactions for associate stock options under Plan B are summarized as follows:

                                 NUMBER OF SHARES  EXERCISE     SHARES
                                   UNDER OPTION      PRICE    EXERCISABLE
                                 ---------------- ----------- -----------
      Outstanding, December 31,
       1991.....................    3,138,104     $ .50- 2.50  1,409,200
        Granted.................       88,000      1.84-12.06
        Canceled................      (62,624)     1.19- 1.52
        Exercised...............     (267,704)      .50- 2.50
                                    ---------
      Outstanding, December 31,
       1992.....................    2,895,776       .50-12.06  1,634,408
        Granted.................      142,000      8.63-17.56
        Canceled................      (49,200)     1.34-10.69
        Exercised...............     (719,162)      .50- 2.25
                                    ---------
      Outstanding, December 31,
       1993.....................    2,269,414       .50-17.56  1,469,334
        Canceled................      (36,800)           1.34
        Exercised...............     (697,560)      .50- 4.47
                                    ---------
      Outstanding, December 31,
       1994.....................    1,535,054     $ .50-17.56  1,129,454
                                    =========

  Under Plan C, the Company may grant to associates options to purchase shares of common stock through May 18, 2003. The options are exercisable at the fair market value on the date of grant for a period determined by the Board of Directors (not more than ten years from the date granted). The options contain restrictions as to transferability and exercisability after termination of employment. Transactions for associate stock options under Plan C are summarized as follows:

                                     NUMBER OF SHARES   EXERCISE     SHARES
                                       UNDER OPTION      PRICE     EXERCISABLE
                                     ---------------- ------------ -----------
      Outstanding, December 31,
       1993.........................         --       $        --      --
        Granted.....................      95,000       12.56-18.88
        Canceled....................        (600)            14.13
                                          ------
      Outstanding, December 31,
       1994.........................      94,400      $12.56-18.88     --
                                          ======

  Under the NonQualified Stock Option Plan, the Company may grant to associates, consultants, or advisors options to purchase shares of common stock through January 1, 2000. The options are exercisable at a price and during a period determined by the Stock Option Committee.

  Transactions under the NonQualified Stock Option Plan and other nonqualified stock option agreements are summarized as follows:

                                     NUMBER OF SHARES   EXERCISE     SHARES
                                       UNDER OPTION      PRICE     EXERCISABLE
                                     ---------------- ------------ -----------
      Outstanding, December 31,
       1991.........................     584,000      $ 1.25- 1.53   144,000
        Granted.....................         --                --
                                         -------
      Outstanding, December 31,
       1992.........................     584,000        1.25- 1.53   228,000
        Exercised...................     (80,000)       1.34- 1.53
                                         -------
      Outstanding, December 31,
       1993.........................     504,000        1.25- 1.53   212,000
        Granted.....................     315,832       12.56-18.88
        Exercised...................     (80,000)             1.34
                                         -------
      Outstanding, December 31,
       1994.........................     739,832      $ 1.25-18.88   244,000
                                         =======

                               CERNER CORPORATION

9. INCOME TAXES

  Income taxes for the years ended December 31, 1992, 1993, and 1994, consist of the following:

                                                            1992  1993    1994
                                                           ------ -----  ------
                                                             (IN THOUSANDS)
      Current:
        Federal........................................... $5,001 1,767   3,740
        State.............................................    768   333     692
        Foreign...........................................     56   (38)    501
                                                           ------ -----  ------
          Total current...................................  5,825 2,062   4,933
                                                           ------ -----  ------
      Deferred:
        Federal...........................................    295 6,531   7,043
        State.............................................    241   969     919
        Foreign...........................................    --    --       55
                                                           ------ -----  ------
          Total deferred..................................    536 7,500   8,017
                                                           ------ -----  ------
            Total income tax expense...................... $6,361 9,562  12,950
                                                           ====== =====  ======

  Included in 1993 deferred income tax expense is approximately $88,000 resulting from the increase in the statutory tax rate.

  Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred income taxes at December 31, 1993 and 1994, relate to the following:

                                                                  1993    1994
                                                                 ------  ------
                                                                      (IN
                                                                  THOUSANDS)
      Software development costs................................ $5,401   6,776
      Contract and service revenues and costs...................    --    1,704
      Depreciation and amortization.............................    594     789
      Operating leases..........................................   (235)   (151)
                                                                 ------  ------
        Noncurrent deferred income tax liability................  5,760   9,118
                                                                 ------  ------
      Contract and service revenues and costs...................  2,669   8,136
      Other.....................................................   (676) (1,484)
                                                                 ------  ------
        Current deferred income tax liability...................  1,993   6,652
                                                                 ------  ------
        Net deferred income taxes............................... $7,753  15,770
                                                                 ======  ======

  At December 31, 1993, deferred tax liabilities were $11,113,000 and deferred tax assets were $3,360,000. Net deferred income taxes at December 31, 1994, are composed of deferred tax liabilities of $17,758,000 and deferred tax assets of $1,988,000. There was no valuation allowance provided for deferred tax assets at December 31, 1993 or 1994.

                               CERNER CORPORATION

  The effective income tax rates for 1992, 1993, and 1994 were 39%, 40%, and 40%, respectively. These effective rates differ from the federal statutory rate of 34% in 1992 and 35% in 1993 and 1994 as follows:

                                                              1992  1993   1994
                                                             ------ ----- ------
                                                               (IN THOUSANDS)
      Tax expense at statutory rates........................ $5,540 8,442 11,358
      State income tax, net of federal benefit..............    666   846  1,047
      Other, net............................................    155   274    545
                                                             ------ ----- ------
        Total income tax expense............................ $6,361 9,562 12,950
                                                             ====== ===== ======

  Income taxes payable at December 31, 1992, 1993, and 1994, are reduced by the tax benefit resulting from disqualifying dispositions of stock acquired under the Company's stock option plans. The 1992, 1993, and 1994 benefits of $896,000, $3,200,000, and $1,000,000, respectively, are treated as increases to additional paid-in capital.

10. ASSOCIATE STOCK PURCHASE RETIREMENT PLAN

  The Company established the Cerner Corporation Associate Stock Purchase Retirement Plan (the Plan) under Section 401(k) of the Internal Revenue Code. All full-time associates are eligible to participate. Participants may elect to make pre-tax contributions from 1% to 15% of compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may direct contributions into mutual funds, a money market fund, or a Company stock fund. The Company makes matching contributions to the Plan, on behalf of participants, in an amount equal to 20% of the participant's contribution, limited to a maximum of $600 per participant. The Company's expense for the plan amounted to $154,000, $275,000, and $316,000 for 1992, 1993, and 1994,
respectively.

11. COMMITMENTS

  The Company is committed under operating leases for office space through December 1999 and for computer equipment through March 1995. Rent expense for office and warehouse space for the Company's regional and international offices for 1992, 1993, and 1994 was $1,604,000, $2,195,000, and $1,721,000,
respectively. Lease expense for computer equipment was $315,000, $323,000, and $328,000, in 1992, 1993, and 1994, respectively. Aggregate minimum future payments (in thousands) under these noncancelable leases are as follows:

             YEARS ENDING
             DECEMBER 31
             ------------
              1995............................. $1,253
              1996.............................  1,243
              1997.............................  1,253
              1998.............................  1,047
              1999.............................    319

  At December 31, 1994, the Company was committed to spending $3,332,000 under a construction contract for a new building at its Kansas City headquarters complex. The completed cost of the new building is estimated to be $6,000,000 to $8,000,000.

                               CERNER CORPORATION

12. REAL ESTATE LEASE REVENUE

  The Company leases space to unrelated parties in its Kansas City headquarters complex under noncancelable operating leases. Rental income from April 19, 1994 (the date of the Company's purchase of its headquarters complex), to December 31, 1994, was $1,843,000. Future minimum lease revenues (in thousands) under these noncancelable operating leases expiring in 1999 are as follows:

             YEARS ENDING
             DECEMBER 31
             ------------
              1995............................. $2,099
              1996.............................  2,023
              1997.............................  1,752
              1998.............................  1,333
              1999.............................  1,016

13. STOCKHOLDERS' EQUITY

  At December 31, 1993 and 1994, the Company had 1,000,000 shares of authorized but unissued preferred stock, $.01 par value.

14. QUARTERLY RESULTS (UNAUDITED)

  Selected quarterly financial data for 1993 and 1994 is set forth below:

                                                     EARNINGS
                                                      BEFORE            PRIMARY
                                                      INCOME    NET    EARNINGS
                                            REVENUES  TAXES   EARNINGS PER SHARE
                                            -------- -------- -------- ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                           DATA)
      1993 Quarterly Results:
        March 31........................... $ 24,137   4,320    2,560     .09
        June 30............................   29,834   5,568    3,314     .11
        September 30.......................   32,334   6,809    4,072     .14
        December 31........................   34,267   7,423    4,612     .16
                                            --------  ------   ------     ---
          Total............................ $120,572  24,120   14,558     .50
                                            ========  ======   ======     ===
      1994 Quarterly Results:
        March 31........................... $ 30,515   4,724    3,002     .10
        June 30............................   39,795   8,253    4,903     .17
        September 30.......................   40,933   8,387    5,069     .17
        December 31........................   44,674  11,087    6,527     .22
                                            --------  ------   ------     ---
          Total............................ $155,917  32,451   19,501     .66
                                            ========  ======   ======     ===

15. SUBSEQUENT EVENT

  On July 17, 1995, the Company's Board of Directors announced a two-for-one stock split payable on August 4, 1995, in the form of a one hundred percent (100%) stock dividend to stockholders of record on July 24, 1995. All share and per share data have been restated for all periods presented herein to reflect the stock split.

                               CERNER CORPORATION

16. UNAUDITED INTERIM FINANCIAL INFORMATION

  The consolidated balance sheet of Cerner Corporation and subsidiaries as of July 1, 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for the six months ending June 30, 1994 and July 1, 1995 and related footnote disclosures have been prepared by Cerner Corporation (the "Company") in accordance with generally accepted accounting principles for interim financial reporting and in accordance with Rule 10-01 of Regulation S-X and are unaudited. In the opinion of the Company, the interim financial information includes all adjustments consisting of only normal recurring adjustments, necessary for a fair presentation of the results of the interim periods. The results for the six-month periods may not be indicative of operating results for the entire year.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Use of Proceeds...........................................................    8
Selected Consolidated Financial Data......................................    9
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   10
Business..................................................................   16
Management................................................................   24
Selling Stockholders......................................................   26
Underwriting..............................................................   27
Legal Matters.............................................................   28
Experts...................................................................   28
Index to Financial Statements.............................................  F-1

                                  -----------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                3,440,000 Shares

                                      LOGO

                                  Common Stock

                                  -----------

                                   PROSPECTUS

                                  -----------

                               Alex. Brown & Sons
                                  INCORPORATED

                          Donaldson, Lufkin & Jenrette
                             SECURITIES CORPORATION

                               Smith Barney Inc.

                                August   , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses to be paid in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting discounts and commissions, estimated for purposes of this filing, will be substantially as follows:

      ITEM                                                              AMOUNT
      ----                                                             --------
      SEC Registration Fee............................................ $ 42,715
      NASD Filing Fee................................................. $ 12,888
      Blue Sky Fees and Expenses...................................... $ 10,000
      Accounting Fees and Expenses.................................... $ 60,000
      Legal Fees and Expenses......................................... $125,000
      Printing........................................................ $125,000
      Stock Certificates.............................................. $  4,000
      Nasdaq Fee...................................................... $ 17,500
      Miscellaneous Expenses.......................................... $  2,897
                                                                       --------
        Total......................................................... $400,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  (a) The Delaware General Corporation Law ("DGCL") (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified and authorizes the Registrant to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

  (b) The Company's Bylaws provide that the Company shall indemnify officers and directors to the extent provided therein. The Bylaws also permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such.

  (c) In accordance with Section 102(b)(7) of the DGCL, the Registrant's Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to the Registrant or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (3) under Section 174 of the DGCL (unlawful payment of dividends) or (4) transactions from which a director derives an improper personal benefit.

  (d) The Company has entered into Indemnification Agreements with the Company's directors, Clifford W. Illig, Neal L. Patterson, Charles S. Runnion, III, David J. Hart, Gerald E. Bisbee, Jr., Thomas C. Tinstman, M.D. and David
M. Margulies, M.D., which provide for indemnification of such persons in certain circumstances.

  (e) The Company has obtained directors and officers liability insurance for each of its directors and executive officers which (subject to certain limits and deductibles) (i) insures such persons against loss arising from certain claims made against them by reason of such persons being directors or officers and (ii) insures the Company against loss which it may be required or permitted to pay as indemnification due such persons for certain claims. Such insurance may provide coverage for certain matters as to which the Company may not be permitted by law to provide indemnification.

ITEM 16. EXHIBITS.

  A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index, which immediately precedes such exhibits and is incorporated by reference herein.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, STATE OF MISSOURI, ON JULY 25, 1995.

                                          CERNER CORPORATION

                                                   /s/ Clifford W. Illig
                                          By: _________________________________
                                            Clifford W. Illig
                                            President

                               POWER OF ATTORNEY

  EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY CONSTITUTES AND APPOINTS CLIFFORD W. ILLIG THE TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR AND IN THE NAME, PLACE AND STEAD OF THE UNDERSIGNED, IN ANY AND ALL CAPABILITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH) WITH THE SECURITIES AND EXCHANGE COMMISSION, AND HEREBY GRANTS TO SUCH ATTORNEY-IN-FACT AND AGENT FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE, AS FULLY TO ALL INTENTS AND PURPOSES AS THE UNDERSIGNED MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEY-IN-FACT AND AGENT OR HIS SUBSTITUTE, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


       /s/ Neal L. Patterson         Chairman of the Board and       July 25, 1995
____________________________________   Director (Principal
         Neal L. Patterson             Executive Officer)

       /s/ Clifford W. Illig         President and Director          July 25, 1995
____________________________________
         Clifford W. Illig

        /s/ Maureen M. Evans         (Principal Financial and        July 25, 1995
____________________________________   Accounting Officer)
          Maureen M. Evans

     /s/ Gerald E. Bisbee, Jr.       Director                        July 25, 1995
____________________________________
       Gerald E. Bisbee, Jr.

       /s/ Michael E. Herman         Director                        July 25, 1995
____________________________________
         Michael E. Herman

    /s/ Charles S. Runnion, III      Director                        July 25, 1995
____________________________________
      Charles S. Runnion, III

    /s/ Thomas C. Tinstman, M.D.     Director                        July 25, 1995
____________________________________
      Thomas C. Tinstman, M.D.

    /s/ David M. Margulies, M.D.     Director                        July 25, 1995
____________________________________
      David M. Margulies, M.D.

         /s/ David J. Hart           Director                        July 25, 1995
____________________________________
           David J. Hart


                                 EXHIBIT INDEX

                                                                           PAGE
  NUMBER   DESCRIPTION                                                     NO.
  ------   -----------                                                     ----
  1        Proposed Form of Underwriting Agreement.*
  4(a)(i)  Restated Certificate of Incorporation, as amended through De-
            cember 31, 1993 (filed as Exhibit 3(a) to Registrant's An-
            nual Report on Form 10-K for the year ended December 31,
            1994 and hereby incorporated by reference).
  4(a)(ii) Amendment to the Restated Certificate of Incorporation (filed as Exhibit 3(a) to Registrant's Annual Report on Form 10-K
            for the year ended December 31, 1993, and hereby incorpo-
            rated by reference).
  4(b)     Amended Bylaws (filed as Exhibit 3 to Registrant's Quarterly
            Report on Form 10-Q for the quarter ended July 1, 1995 and hereby incorporated by reference).
  4(c)     Specimen stock certificate (filed as Exhibit 4(a) to Regis-
            trant's Registration Statement on Form S-8 (File No. 33-
            15156) and hereby incorporated herein by reference).
  5        Opinion of Stinson, Mag & Fizzell, P.C., Counsel for the Reg-
            istrant, with respect to the legality of the Common Stock of the Registrant registered hereby.
 23(a)     Consent of Registrant's Independent Accountants.
 23(b)     Consent of Registrant's Counsel (contained in the Opinion of
            Counsel filed as Exhibit 5).
 24(a)     Power of Attorney (included on the signature page of this
           Registration Statement).

- --------
*  To be filed by amendment.